5/1

07028949

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Africa Resources Ltd.

*CURRENT ADDRESS Suite 1810 - 1111 West Georgia St.
Vancouver, British Columbia
Canada

**FORMER NAME

**NEW ADDRESS

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FILE NO. 82- 35147 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

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PROCESSED
JAN 07 2008
THOMSON
FINANCIAL

OICF/BY: [signature]

DAT : 1/3/08

082-35747

12-31-06
AR/S

Annual Information Form

AFRICO
RESOURCES LTD

For the Fiscal Year Ended December 31, 2006

Dated March 30, 2007

Table of Contents

AFRICO
RESOURCES LTD

All information contained in this Annual Information Form ("**AIF**") for the fiscal year ended December 31, 2006 of **AFRICO RESOURCES LTD.**, referred to herein as "**Africo**" or the "**Corporation**", is as at December 31, 2006, unless otherwise indicated.

FORWARD LOOKING STATEMENTS

This AIF may include or incorporate by reference certain statements that are "forward looking statements". All statements, other than statements of historical fact, included or incorporated by reference in this AIF that address activities, events or developments that the Corporation or its management expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amounts and nature thereof), business strategies and measures to implement strategies, goals, expansion and growth of its business and operations, plans and references to the future success of the Corporation, and other such matters, are forward-looking statements. These forward-looking statements are based on certain assumptions and analyses made by the Corporation and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform to the expectations and predictions of the Corporation and its management is subject to a number of risks and uncertainties, including those risk factors discussed under "Risk Factors" and elsewhere in this AIF and the documents incorporated by reference. Consequently, all of the forward-looking statements made in this AIF and the documents incorporated herein by reference are qualified by these cautionary statements and other cautionary statements or factors contained herein or in documents incorporated by reference herein, and there can be no assurance that the actual results or developments anticipated by the Corporation and its management will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Corporation.

ITEM 1 CORPORATE STRUCTURE

1.1 Name, Address and Incorporation

Africo was incorporated under the *Canada Business Corporations Act* on July 4, 2006 under the name "CopperCo Resource Corp.". On December 8, 2006, it completed a Plan of Arrangement with Rubicon Minerals Corporation, and Africo Resources Ltd. (now called Africo Resources (B.C.) Ltd.), among others. It also changed its name to "Africo Resources Ltd." concurrent with the completion of the Plan of Arrangement. See "Item 3.8 – Narrative Description of the Business – Reorganization".

Africo's head office and principal business address is Suite 1540 – 800 West Pender Street, Vancouver, British Columbia and the registered and records office is located at Suite 1810 – 1111 West Georgia Street, Vancouver, British Columbia.

1.2 Intercorporate Relationships

Africo has two wholly-owned subsidiaries – Africo Resources (B.C.) Ltd. ("**Africo BC**") and Kisankala Mining Corp. ("**Kisankala**").

Africo BC was incorporated as "684657 B.C. Ltd." under the British Columbia *Company Act* on January 7, 2004 and filed a Transition Application and Notice of Articles under the British Columbia *Business Corporations Act* on April 14, 2004. It changed its name to "Africo Resources (B.C.) Ltd." effective December 8, 2006. Africo BC has a wholly-owned subsidiary called Seven Seasons Trading 146 (Pty) Ltd., which is incorporated under the laws of South Africa and is currently inactive.

In addition, as at December 31, 2006, Africo BC had the right, and made the necessary payment, to acquire 100% of the shares of The Enterprise H&J Swanepoel Famille Trust sprl (also known as H&J Swanepoel Family Trust sprl) ("**H&J**"). H&J is the owner of 75% of the shares of Swanmines s.p.r.l., the holder of the exploitation permit for the Kalukundi Property. Upon the finalization of the transfer of shares of H&J to Africo BC, H&J will be a wholly owned subsidiary of Africo BC. See "Item 3.2 – Narrative Description of the Business – Material Contracts".

Kisankala was incorporated under the *Business Corporations Act* (British Columbia) on January 31, 2007.

ITEM 2 GENERAL DEVELOPMENT OF THE BUSINESS

2.1 Overview

Africo is an exploration company, which is focusing on the further exploration and development of the Kalukundi Property which is located in the Democratic Republic of the Congo (the "**DRC**"). Africo's common shares are listed on The Toronto Stock Exchange under the symbol "ARL". Africo's principal activities include mineral exploration, development and mining, with a focus on the copper and cobalt sectors in the DRC.

2.2 Three Year History

The following is a summary of the general development of Africo's and Africo BC's business over the past three years.

2004

March 23, 2004 - Africo BC entered into the H&J Agreement whereby Africo BC agreed to purchase all of the right, title and interest of the Sellers in all of the issued and outstanding H&J Shares owned by the Sellers (all as defined and more fully described below under "Item 3.2 – Narrative Description of the Business – Material Contracts"), subsequent to which Africo BC has continued exploration and development work on the Kalukundi Property (see "Item 3.10 – Narrative Description of the Business – Mineral Projects – The Kalukundi Property").

2005

Africo BC continued exploration on the Kalukundi Property with a view to completing a feasibility study.

2006

May 18, 2006 – Africo BC completed a feasibility study on the Kalukundi Property.

November 23, 2006 – Africo BC completed a financing of subscription receipts which entitled holders to acquire Units of Africo for gross proceeds of $20,000,000.

December 8, 2006 – Africo completed the Plan of Arrangement with Rubicon Minerals Corporation and Africo BC, among others. See "Item 3.8 – Narrative Description of the Business – Reorganization".

December 15, 2006 – Africo's common shares commenced trading on The Toronto Stock Exchange.

2.3 Significant Acquisitions

Africo did not complete any significant acquisitions during its most recently completed fiscal year.

ITEM 3 NARRATIVE DESCRIPTION OF THE BUSINESS

3.1 General

Africo's only material property as at the date of this AIF is the Kalukundi Property (hereinafter referred to as the "**Kalukundi Property**" or the "**Kalukundi Project**" - see "Item 3.10 – Narrative Description of the Business – Mineral Projects – The Kalukundi Property"). There is no assurance that the Kalukundi Property will prove to be economic, or that Africo's other properties will or will not prove to be economic, in the fullness of time. Africo's primary objective is to carry out the exploration and development programs recommended by the Kalukundi Report (as defined below) and as may be amended from time to time. In order to develop the Kalukundi Project in accordance with the Feasibility Study (as herein defined), Africo will be required to secure additional equity and debt financing. There can be no assurance that Africo will be successful in its endeavours. See "Item 3.11 – Risk Factors".

3.2 Material Contracts

The following agreements govern Africo's business and interests in the Kalukundi Property:

Contract (as amended) for the Establishment of a Company between La Generale des Carrieres et des Mines ("GCM") and H&J for the Mining of the Kalukundi Deposits dated February 2001 (the "Swanmines Agreement")

GCM was the exclusive holder of the rights relating to the Kalukundi Property as more particularly described below. Pursuant to the Swanmines Agreement, GCM and H&J set up a private limited liability company called Société d'exploitation des gisements de Kalukundi (hereinafter referred to as "**Swanmines**"), of which GCM was to own 45% of the outstanding share capital and H&J was to own 55% of such outstanding share capital.

GCM covenanted to transfer to Swanmines all its right, title and interest in the Kalukundi Property and to provide to Swanmines all data, information, registers and reports on the Kalukundi Property in its possession. GCM also committed to obtain all regulatory approvals in connection with the mining operations on the Kalukundi Property.

H&J covenanted to provide all necessary financing to Swanmines in connection with its exploitation and development of the Kalukundi Property, to finance a feasibility study on the Kalukundi Property, to commit all necessary funds to commence commercial production on the Kalukundi Property and to finance the building of a metallurgical processing plant following the recommendations of the feasibility study.

Swanmines covenanted to carry out all mining and exploration activities on the Kalukundi Property, undertake a feasibility study, mine the Kalukundi deposits and process the ore in plants according to the recommendations of the Feasibility Study (as herein defined) on condition that these recommendations would be accepted by both parties to the Swanmines Agreement, and comply with technical mining standards. Further, Swanmines also covenanted to provide the parties to the Swanmines Agreement with a feasibility study within 24 months of the date of its establishment. The feasibility study (the "**Feasibility Study**") was completed by Africo BC and delivered to the parties pursuant to the Swanmines Agreement on May 18, 2006. Africo BC had a technical report prepared in accordance with National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* in respect of the Feasibility Study. See "Item 3.10 – Mineral Projects – The Kalukundi Property" below.

The Swanmines Agreement provides that the net profits from the Kalukundi Project will be allocated as to 60% to repay all loans incurred by Swanmines, and 40% to GCM and H&J according to their proportionate interests in Swanmines and, thereafter, the net profits will be allocated in proportion to the ownership interests of GCM and H&J. The Swanmines Agreement is in effect until the Kalukundi Property can no longer be mined or is terminated by mutual agreement of the parties.

The Swanmines Agreement was amended by subsequent amendments, the total effect of which was to reduce the interest of GCM in Swanmines to 25% and increase the interest of H&J to 75% effective May 18, 2004. The amendments also extended the time for Swanmines to present the Feasibility Study to 24 months from the last amendment dated May 18, 2004, and provided that Swanmines would pay a royalty of 2.5% on its gross turnover to GCM (a portion of which GCM could require to be paid in advance).

Memorandum of Agreement among Lymnokyknos Holdings Ltd. and Hasita s.a. (together, the "Sellers") and Africo BC dated March 23, 2004 (the "H&J Agreement")

The H&J Agreement provides that the Sellers will transfer all their right, title and interest in all of the issued and outstanding share capital of H&J (the "**H&J Shares**") owned by the Sellers. The purchase price for the H&J Shares is US$2,275,000.

As at the date of this AIF, Africo BC has made the necessary payments under the H&J Agreement to earn a 100% interest in H&J, which in turn has a 75% interest in the shares of Swanmines, the holder of the exploitation permit for the Kalukundi Property. Africo's lawyers in the DRC are in the process of finalizing the transfers of shares of H&J to Africo BC in accordance with the legal requirements of the DRC in order to vest Africo BC with a 100% interest in H&J.

Africo BC entered into a settlement agreement (the "**Settlement Agreement**") on September 16, 2006 with H.A. Swanepoel ("**HAS**") and Lymnokyknos Holdings Limited ("**LHI**") in connection with an interim order that HAS brought against Africo BC in the High Court of South Africa. Pursuant to the Settlement Agreement, HAS and LHI released Africo BC from all claims they had against Africo BC, in consideration for which Africo BC paid US$133,750 to LHI and an additional amount of US$200,000 to HAS and satisfied its obligations under the H&J Agreement. In addition, Africo BC was required to pay 300,000 South African Rands towards HAS's costs in connection with the action (the "**Reimbursement Amount**"). As at the date of this AIF, Africo has made the payment to LHI and has paid to HAS an aggregate of US $254,230 (representing the US$200,000 payment to HAS and the US dollar equivalent of the Reimbursement Amount) and has fully complied with its obligations under the Settlement Agreement.

3.3 Competitive Conditions

Africo competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than the Corporation, in the search for and the acquisition of attractive mineral properties in the DRC and elsewhere in Africa. See "Item 3.11 – Risk Factors".

3.4 Environmental Protection

Africo BC has completed an Environmental Impact Assessment by virtue of obtaining an exploitation license on the Kalukundi Project. Africo BC submitted an Environmental Action Plan ("**EAP**") to the Ministry of Environment in the DRC for approval in January 2007. The EAP has a Relocation Action Plan component ("**RAP**"). The RAP details the relocation of the Kisankala Village where the Kalukundi Project is located and the compensation due to bone fide villagers. The first step in the RAP was to hold a meeting with the villagers where they were presented with the plans for a new village and were required to vote on whether to relocate or not. The result of the vote was in favour of relocating and, accordingly, plans will be put in place to implement the relocation as and when necessary. Africo BC expects to receive final approval of the RAP from the Ministry of Environment in the near future.

3.5 Employees

Africo employs a total of 33 Congolese and 11 expatriates throughout the year on a full-time basis. Employment figures do not change significantly during the peak exploration season.

3.6 Foreign Operations

Substantially all of Africo's operations are currently conducted in the DRC. In the DRC, the assets and operations of Africo are subject to various political, economic and other uncertainties. See "Item 3.11 – Risk Factors".

3.7 Bankruptcy and Similar Procedures

Africo or Africo BC have not been subject to any bankruptcy, receivership or similar proceedings within the three most recently completed financial years or during or proposed for the current financial year.

3.8 Reorganization

Africo, which was then CopperCo Resource Corp., entered into a plan of arrangement (the "**Arrangement**") pursuant to an Arrangement Agreement made as of July 6, 2006, as amended, among Rubicon Minerals Corporation ("**Rubicon**"), Paragon Minerals Corporation, and Africo BC. The Arrangement was effective on December 8, 2006. As a result of the Arrangement, Africo:

- acquired the shares of Africo BC then held by Rubicon;
- distributed common shares of Africo to Rubicon's shareholders; and
- acquired the remaining shares of Africo BC not then held by Rubicon in exchange for common shares of Africo;

with the result that Africo BC became a wholly-owned subsidiary of Africo.

3.9 Social or Environmental Policies

Africo has adopted an environmental policy and is committed to developing and fostering a culture of environmental care, both within the Corporation and in the community. As such, Africo is committed to:

- complying with environmental legislation and regulations as the baseline for its environmental performance and striving to achieve best practice in every aspect;
- managing its operations to minimize or eliminate negative environmental impacts wherever practicable;
- conducting business with service providers and contractors who have a similar commitment to the environment and who embrace its environmental policy; and
- striving for the most efficient use of energy and water, the prevention of pollution and minimizing waste by recycling wherever possible.

Africo has also adopted a community relations policy as it understands that it is a guest in all the countries in which it operates. As such, Africo respects local culture and customs and integrates into the surrounding community through its social development programs. Expatriates are inducted in the local culture and encouraged to learn the local language, to ensure harmonious relationships and good communication are maintained. Where the required skills are available, Africo recruits from the surrounding community. Similarly, where price and quality are acceptable, Africo's policy is to purchase locally, supporting the local economy.

3.10 Mineral Projects – The Kalukundi Property

Africo's only material property is the Kalukundi Property. The following summary with respect to the Kalukundi Property has been reproduced from a technical report on the Kalukundi Property dated June 2006 (the "**Kalukundi Report**" or the "**Technical Report**") written by John Hearne, BEng., MBA, MAusIMM, and Dr. Julian Verbeek, BSc (Honours), PhD (Geol.), MAusIMM, both principal consultants with RSG Global Pty Ltd., who was retained by Africo BC to prepare a technical report compliant with National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("**NI 43-101**"). Both Mr. Hearne and Dr. Verbeek are a "Qualified Person" and considered "independent" as both those terms are defined in NI 43-101. Further details with respect to the Kalukundi Property are available from the Kalukundi Report, which is incorporated herein by reference and is available for public review on the Internet at the System for Electronic Document Analysis and Retrieval (SEDAR) website: www.sedar.com.

Summary

"Introduction

RSG Global Pty Ltd (RSG Global) has been commissioned by Africo Resources Limited (Africo) to compile a technical report on the Kalukundi copper cobalt Project located in the copper belt of the Democratic Republic of the Congo (DRC). This report is to comply with disclosure and reporting requirements set forth in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 (the "**Technical Report**").

This report pertains to the four main deposits that comprise the Project, namely the Principal, Anticline, Kalukundi and Kii Fragments.

Location

The Kalukundi Project is located within the Kolwezi District of Katanga Province in the south-east of the DRC. The Kalukundi Project area is located 60km to the east of Kolwezi and just 4km to the north of the main road between Likasi and Kolwezi. The village of Kisankala is situated close to the Principal and North Fragments of the Kalukundi deposit. The Kalukundi Project is secured under an Exploitation or Mining License, PE591, which was issued on 11 October 2001 for a term of 20 years. The tenement is 19.5km2 in extent, consisting of 23 carres or blocks.

Ownership

The exploitation permit for Kalukundi is held by Swanmines and the ownership of Swanmines is shared between H & J Family trust (75%) and Gécamines (25%). Africo currently holds a 48% interest in H & J Family Trust and has the option to increase this holding to 100%. Rubicon Minerals Corporation (Rubicon), a publicly listed Canadian company (TSX and AMEX) holds a 39.6% interest in Africo. Africo is a private Canadian registered company and has secured funding through Rubicon and independent shareholders to provide funding for the exploration programme and feasibility study on the project. Thus far, over $9M has been committed to the project.

Project Geology

Base metal mineralisation in the world class Zambian and DRC Copperbelt provinces is hosted by sedimentary rocks of the Neo-Proterozoic Katangan Sequence, developed within the Lufilian Arc. This Copperbelt extends over 600km from Luanshya (Zambia) in the southeast and to Kolwezi in the Democratic Republic of the Congo (DRC) in the northwest. Even with sustained production over almost 100 years, there are still huge resources of Cu and Co in this extensive mineral province.

The Katangan Supergroup rocks are up to 7,000m thick and are underlain by basement granite, intermediate metavolcanic and metasedimentary rocks dated at between 1,800Ma to 2,000Ma.

The Katangan Supergroup is subdivided into Roan, Lower and Upper Kundelungu Groups. Mineralisation at Kalukundi occurs within the Mines Sequence (or *Series des Mines*) which is correlated with the Lower Roan rocks within the SE part of the Lufilian arc in Zambia. The sediments represent a facies continuum of proximal to intermediate and distal dolomitic mudstones, siltstones, sandstones and algal reef fragments. The Katangan Supergroup sediments in Zambia are deformed by a series of open folds, whereas in the DRC the Katangan Supergroup is preserved both as tightly folded, but relatively intact sequences and as complexly deformed, locally continuous but structurally dismembered 'rafts' of lower Roan strata (*Series Des Mines*) within a 'mega breccia' or melange that contains abundant evaporite minerals. The mega breccia is probably the result of decoullement at the northern margin of the basin and northward thrusting of the Katangan Supergroup over basement lithologies (granites and gneisses) and other, higher, Katangan Supergroup stratigraphy. The mega breccia is probably of tectonic origin, focussed on incompetent chemical sediments.

Metamorphic grade increases southwards but within the Kalukundi area very low-grade chlorite facies metamorphism is evident.

Of the twelve fragments identified in the Kalukundi concession area, only four are the subject of this report. These are the Principal, Anticline, Kalukundi and Kii Fragments.

The Mines series rocks in particular have undergone deep weathering and hypogene alteration, assisted possibly by the acids formed by the breakdown of sulphides. The core units have been silicified and the remobilisation processes have resulted in redistribution of the copper-cobalt mineralisation into open spaces within the Mines Series rocks.

Resource Drilling

The dimensions of the four fragments discussed in this report, expressed as strike length and drilled width, are:

- Principal 630m x 36.70m
- Anticline 150m x 80.25m
- Kalukundi 430m x 44.18m
- Kii 330m x 40.84m

Exploration work in the vicinity of Kalukundi between 1927 and 1987 consisted largely of detailed surface mapping and excavation, mapping and sampling of pits and trenches and the 'manual' drilling of shallow exploratory holes for mapping purposes.

Active exploration has been carried out by three main companies, Gécamines, JCI and Swanmines since about 1986.

Drilling for resource evaluation purposes has been carried out in three campaigns:

Gécamines in 1986/87	8 holes	2809m	10% of the resource drillholes
JCI/Seo-Consult in 2001/02	12 holes	1440m	15% of the resource drillholes
Africo Resources/Swanmines 2004/05	58 holes	5401m	5% of the resource drillholes
Totals	**78 holes**	**9650m**	

In addition to the above, 58 holes drilled by Africo, a further 30 boreholes, not used directly in the resource evaluation, were drilled for geotechnical, condemnation and exploration purposes.

Data Quality

QAQC data provided by Africo meets industry standard levels of precision and accuracy. The standards and blanks show good levels of accuracy, core duplicate and interlaboratory pulp-duplicate data showed high levels of precision.

Mineral Resources

Classification of the mineral resource at Kalukundi was based on data quality, drill spacing, confidence in continuity and various kriging efficiency measures. RSG Global considers confidence in the grade estimates to be good, even though drillhole density is limited down dip. Confidence is supported by low grade variability and low skewness parameters. Only resources above 200m below surface have been considered "potentially economically extractable". Resource models exist below this, but extraction of this material would most likely be by underground methods. No evaluations of underground parameters have yet been carried out and hence no resources have been quoted below this level. Furthermore these resources are predicated on very limited drilling information. Significant exploration potential is suggested by these models.

Mineral Resources are tabulated below, based on a 1.5% copper-equivalent cutoff at a 12:1 copper to cobalt equivalence ratio.

Table 1.7_1
Kalukundi Project
Resources Between Surface and 200 Metres Below Surface

	Resource Tonnes	% Copper Grade	% Cobalt Grade	Copper (Mlbs)	Cobalt (Mlbs)
Measured	9,648,484	2.45	0.61	521.5	130.1
Indicated	2,505,924	2.29	0.61	126.6	33.7
Total Measured + Indicated	**12,154,408**	**2.42**	**0.61**	**648.1**	**163.8**
Inferred	**15,020,674**	**2.63**	**0.58**	**871.5**	**192.6**

Resources with the highest confidence levels of continuity and grade occur from surface down to 150m where the density of drilling is greatest. The Resource from 150m to 200m falls almost entirely into the inferred category. Modelling below 200m suggests exploration potential for approximately 16Mt of mineralised material.

Mineral Reserves

The Project mineral Reserve estimate as of May 2006 is reported in Table 1.8_2. All stated Reserves are completely included within the quoted Resources. The input parameters used in the Reserve estimate are described in Section 17. For ease of reference, however, a summary of the most pertinent input parameters is provided in Table 1.8_1.

Table 1.8_1
Kalukundi Project
Summary of Input Parameters used for Reserve Estimation

Item			**Value**
Cu Price		$/lb	1.25
Co Price		$/lb	12.00
Diesel fuel price		$/lb	1.29
Mining cost	Ore	$/t	3.12
	Waste	$/t	4.01
Processing Costs	0-10m	$/t	35.35
	10-20m	$/t	36.96
	20-30m	$/t	39.02
	30-40m	$/t	41.53
	40-50m	$/t	44.50
	50-60m	$/t	47.93
	60-70m	$/t	51.80
	70-80m	$/t	56.14
	80-90m	$/t	60.92
	90-100	$/t	66.16
	100-110m	$/t	71.86
	110-120m	$/t	78.01
Processing Recoveries		%	Variable
G&A		M$/yr	7.2
Mine supervision		M$/yr	1.27
Grade control		$/t	0.06
De-watering		M$/yr	0.5
Stockpile rehandle		$/t ore	1.16
Mining dilution		%	2
Mining recovery		%	97
Inter ramp slope angle		Degrees	Variable
Royalty	Government	%	2.0
	Gecamines	%	2.5
Metal Transport	Cu	$/t	300
	Co	$/t	377

Table 1.8_2

Kalukundi Project

Reserve Summary by Fragment

Fragment	Reserves														
	Proven					Probable					Total				
	MTonnes [Mt]	Grade		Insitu Metal		MTonnes [Mt]	Grade		Insitu Metal		MTonnes [Mt]	Grade		Insitu Metal	
		Cu [%]	Co [%]	Cu [t]	Co [t]		Cu [%]	Co [%]	Cu [t]	Co [t]		Cu [%]	Co [%]	Cu [t]	Co [t]
Principal	2.3	2.22%	1.00%	50,238	22,611	0.4	2.29%	1.10%	8,689	4,182	2.6	2.23%	1.01%	58,927	26,793
Anticline	1.4	2.59%	0.54%	35,550	7,358	0.2	1.60%	0.65%	2,984	1,223	1.6	2.47%	0.55%	38,534	8,581
Kalukundi	1.1	2.55%	0.42%	28,471	4,730	0.4	1.40%	0.47%	5,214	1,764	1.5	2.26%	0.44%	33,685	6,493
Kii	1.8	2.55%	0.58%	46,010	10,420	0.3	2.62%	0.50%	8,886	1,699	2.1	2.56%	0.56%	54,896	12,119
Total	**6.6**	**2.44%**	**0.69%**	**160.268**	**45.119**	**1.3**	**2.02%**	**0.69%**	**25,773**	**8,867**	**7.8**	**2.37%**	**0.69%**	**186,041**	**53,986**

Development and Operations

It is envisaged that the project could mine and process 0.80Mt per annum ("Mtpa") over approximately ten years. The plant is designed to produce 21,100t of Cu per year and 4,200t of Co per year at an average process cost of $44.42/t of ore treated.

All ore and waste will be mined via conventional, open pit mining methods, using a mining contractor. The operation is planned to utilise selective mining techniques to separate ore and waste. The mining equipment that is considered to be suitable for the Project would include 80t backhoe configured, hydraulic excavators and off-highway haul trucks with a payload capacity of 35t.

The treatment plant flowsheet is based on processing 0.8Mtpa of mill feed. The testwork indicated that the Kalukundi ore could be processed using a single stage crushing circuit followed by a conventional SAG / ball milling circuit with the ball mill in closed circuit with a cyclone. Overall recovery after losses in processing was between 89% and 93% for Cu and between 70% and 78% for Co.

The leach product is then washed in a six stage counter current decantation plant to ensure a clarified liquor is sent to the copper recovery circuit whilst keeping losses due to entrainment below 1%. The copper recovery circuit consists of copper solvent extraction step where the copper is moved to an organic phase before being stripped to produce a advance liquor that is treated in the copper tank house. The copper tank house produces cathode plate that will be sold. A bleed stream from the copper circuit is sent to the cobalt recovery circuit.

The cobalt circuit consists of several purifying steps where impurities like iron, aluminium, manganese, zinc and finally copper are removed before the purified cobalt liquor is sent to solvent extraction circuit where cobalt is loaded onto an organic phase before being stripped to produce the advance solution that is treated in the cobalt tank house. The cobalt tank house produces cobalt cathode that will be binned and sold.

Africo and its contractors will employ approximately 524 people throughout the operating phase of the project. Initially selected posts requiring specific skills or experience will be filled by expatriates. In addition to performing their job function, expatriate personnel will be expected to transfer knowledge and expertise in order to develop the capabilities of the national staff. In the longer term, it is anticipated that nationals of the DRC will fill most operating and management positions within the company.

A water pumping station has been planned to pump the full requirement of water from Lake Nzilo, on the Lualaba River, 22km to the site in a buried steel pipeline into the plant raw water storage dam. Water will be drawn from the storage dam water for plant make-up, fire and potable water. The fire water will be pumped to a fire water ring main by a dedicated electrical and standby diesel pumping system. The raw water will be treated through a chlorination plant for the production of potable water prior to storage in two separate storage tanks. The plant and camp sewerage will be treated in two bio-filter plants with the grey water being discharged to the environment.

Power at 110kV will be supplied to the plant from the existing National Grid overhead power lines which pass 100m from the plant boundary. Plant power transformers will be situated in the plant main switchyard. Power distribution on site will be at 11kV.

Project Implementation

Production is assumed to commence after a pre-production period of 18 months, commencing 1 July 2006.

The development capital cost of the project has been estimated at $166M and is based on an EPCM (engineering, procurement, construction and management) implementation strategy. The estimate includes owner's costs, working capital, and a contingency, totalling approximately $12.23M.

Financial Summary

The overall operating costs for the plant and mining operation per tonne of ore mined are shown in Table 1.11_1.

Table 1.11_1
Kalukundi Project
Overall Operating Costs – Average over Life of Mine
(Annualised at 801,000tpa)

Description	US$/t of ore
Mining	4.32
Process Plant and Infrastructure	44.42
General & Administration	7.28
Total Operating Costs/t of ore	**US$56.02**

The investment in working capital and pre-production capital expenditure is $166.6M plus pre-production stripping of $6.85M.

The results of sensitivity analysis show that the project is relatively insensitive to changes in working cost and capital expenditure. Only metal price changes have a substantial effect.

Conclusions

The results of the economic analysis indicate that exploitation of the Kalukundi deposits is economically viable and should proceed. Opportunities exist in most areas of the project that will be more rigorously investigated during the detailed engineering phase and where appropriate will be incorporated into the project.

The current financial models are based on the scenario of 100% equity financing for the project. This, coupled with a conservatively projected base price of Copper and Cobalt gives a before tax IRR of 14.7%. No allowance has been made in the model for the effects and levels of debt financing available or required. When using the maximum allowed level of outside funding in terms of the agreement with Gecamines, the return on investment increases to 28.5%.

The anticipated project payback time is less than four years.

Opportunities exist in most areas of the project to be more rigorously investigated during the detailed engineering phase and to firm up certain assumptions, thereby mitigating and or removing some of the risks that have been identified during the FS.

Recommendations

It is recommended that Africo proceeds with:

- Development of a detailed mine implementation program.
- Compilation of tender documents for mine contracting and subsequent tender process.
- Consideration and evaluation of Africo supplying some major mining consumables (e.g. fuel and explosives) to share some risk and reduce contract mining costs.
- Geotechnical evaluation of the blasting and 'diggability' of the rock.
- Bench height optimisation for mining dilution and recovery control.
- Risk based geotechnical and geohydrological evaluation, which may lead to steepening of wall angles.
- Personnel recruitment, policies and procedures and training.

- More detailed or updates to mine design, scheduling and budgeting.
- Design and implementation of a number of technical and production systems and procedures.
- Continue the exploration on the satellite deposits to increase the life of the plant.
- Source local earthworks and civil contractors and machinery."

3.11 Risk Factors

The operations of Africo are speculative due to the nature of Africo's business, the location in which it operates, and the present stage of its development. The following risk factors pertain to the business operations of Africo and its subsidiaries.

Exploration, Development and Operating Risk

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses will be required to develop metallurgical processes and to construct mining and processing facilities at the Kalukundi Project. Notwithstanding the Feasibility Study, there is no certainty that ongoing expenditures to be made by Africo towards mining operations on the Kalukundi Project will result in commercial quantities of ore. It may take many years until production is possible, if at all, during which time the economic feasibility of production may change. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; currency exchange rates, which are volatile; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Africo not receiving an adequate return on invested capital.

Africo's activities will be primarily directed towards the exploration for and development of mineral deposits. Exploration programs entail risks relating to the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and regulatory approvals, and the timely completion of capital projects, including the construction of mining and processing facilities at mining sites. Major expenses will be required to establish reserves by drilling and to construct mining and processing facilities at a particular site.

Mining operations generally involve a high degree of risk. Although Africo does not yet operate a mine on the Kalukundi Property, it intends to develop a mine as indicated in the Kalukundi Report. Such operations are subject to all the hazards and risks normally encountered in the exploration, development and production of copper, cobalt and other base or precious metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Processing operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Mining and Development Plan

Although Africo has received the Feasibility Study from its consultants, Africo's Board of Directors is considering ways in which to optimize the deposit potential contained on the Kalukundi Project and may elect to modify, expand or otherwise embark on a different course of action regarding the Kalukundi Project depending on, among other things, the amount of capital Africo raises and the development plan that it ultimately undertakes.

Capital Requirements and Potential Dilution

Africo will require significant equity capital and debt financing in order to fund its operating costs, to service future indebtedness that may be incurred and to carry out plans to develop its existing and future projects. Africo currently has no revenues and, until production begins on the Kalukundi Property, is wholly reliant upon external financing to fund all of its capital requirements. Africo will require additional equity and debt financing from external sources to meet such requirements and to fund the development of the Kalukundi Project. In addition, even though H&J owns 75% of the equity in Swanmines, Africo is required to arrange funding for the entire Kalukundi Project. There can be no assurance that such additional financing will be available to Africo or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of Africo, the interests of shareholders in the net assets of Africo may be significantly diluted. Any failure of Africo to obtain required financing on acceptable terms could have a material adverse effect on Africo's financial condition, results of operations and liquidity, as well as its indirect interests in Swanmines and the Kalukundi Property, and may require Africo to cancel or postpone planned capital investments or to lose its indirect interests in Swanmines or in the Kalukundi Property.

Insurance and Uninsured Risks

Africo's business will be subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Africo's properties or the properties of others, delays in development or mining, monetary losses and possible legal liability. Although Africo will maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. In addition, Africo may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against political risk, and risks such as environmental pollution or other hazards as a result of exploration and production, is not generally available to Africo or to other companies in the mining industry on acceptable terms. Losses from these events may cause Africo to incur significant costs that could have a material adverse effect upon its financial performance, solvency and results of operations.

Environmental Risks and Hazards

All phases of Africo's operations will be subject to environmental regulation in the DRC. These regulations will mandate, among other things, the maintenance of air and water quality standards and land reclamation and relocation of people. They will also set forth limitations on the generation, transportation, storage and disposal of sulphuric acid and of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Africo's operations. There is also no assurance that Africo will be able to effect any required relocation of people in order to develop the Kalukundi Property.

Environmental hazards may exist on the properties on which Africo holds interests, which are unknown to Africo at present and which have been caused by previous or existing owners or operators of the properties. There can be no assurance that these hazards, if any exist, will not be Africo's responsibility and, consequently, may adversely affect Africo's operations.

Lack of Infrastructure in the DRC

Transportation and service infrastructure in the DRC are sub-standard due largely to the recent civil war. The transportation of equipment and supplies into the DRC and into the Kalukundi Property and the transportation of resources out of the DRC and the Kalukundi Property may be subject to delays that adversely affect the ability of

Africo to proceed with the Kalukundi Project in a timely manner. In addition, Africo will be required to negotiate a power supply agreement with the appropriate utility in the DRC. There is no assurance that Africo will be able to secure adequate power or a supply agreement. In addition, failure in electrical power and shortages of the supply of diesel, mechanical parts and other items required for Africo's operations occur frequently in the country. Extended periods without electricity or other necessary elements required to support its operations could have an adverse effect on Africo's business, operating results and financial condition. Administrative delays with government agencies in the DRC could also further delay the progress of the Kalukundi Property. Africo's interests in the DRC will be accessed over lands that may be subject to the interests of third parties. Africo's business and operations may be materially adversely affected in the event that it is unable to access its mineral interests, is delayed in accessing these interests, or is in any way inhibited in carrying out its operational activities. Favourable prospects for the national economy now depend upon the maintenance of domestic peace and the continued receipt of substantial foreign aid to supplement government revenues.

Political Stability

Africo's Kalukundi Project in the DRC may be subject to the effects of political changes, war and civil conflict, changes in government policy, illegal mining activities, lack of law enforcement and labour unrest and the creation of new laws. These changes (which may include new or modified taxes or other government levies as well as other legislation) may impact the profitability and viability of its properties. The DRC is an impoverished country with physical and institutional infrastructure that is in a debilitated condition. It is in transition from a largely state-controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base to one based on more democratic principles. There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for Africo and its operations. Moreover, the northeast region of the DRC has undergone civil unrest and instability that could have an impact on political, social or economic conditions in the DRC generally. The effect of unrest and instability on political, social or economic conditions in the DRC could result in the impairment of the exploration, development and mining operations at those projects. Any such changes are beyond the control of Africo and may adversely affect its business.

Effects of Inflation on Results of Operations

The DRC has historically experienced relatively high rates of inflation. Accordingly, Africo's costs may be materially affected, which may adversely affect its business and operations.

Government Regulation

Africo's mineral exploration and planned development activities will be subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit, suspend, terminate or curtail production or development. Government approvals and permits are currently, and may in the future be, required in connection with Africo's operations. Africo will use its best efforts to ensure that it is compliant with all applicable governmental regulation. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on Africo and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Commodity Prices

The development and success of Africo's projects will be primarily dependent on the future price of base and precious metals and for copper and cobalt in particular. Commodity prices are subject to significant fluctuation and are affected by a number of factors that are beyond the control of Africo. Such factors include, but are not limited to, the sale or purchase of base or precious metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar (the currency in which resource prices generally are quoted) and other currencies, global and regional supply and demand, speculative trading, the overall level of forward commodity sales, international or regional political and economic events or trends and the political and economic conditions of major producing countries throughout the world. The price of base and precious metals has fluctuated widely in recent years, and future serious price declines could cause the continued development of and commercial production from Africo's properties to be impracticable. Depending on the price of base and precious metals, projected cash flows from planned mining operations may not be sufficient and Africo could be forced to discontinue development and may lose its interest in, or may be forced to sell, some of its properties. Future production from Africo's mining properties is dependent on commodity prices that are adequate to make these properties economic.

In addition to adversely affecting Africo's reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the Kalukundi Property is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

No Assurance of Titles, Boundaries or Water Rights

Title to the Kalukundi Property in the name of Swanmines may be challenged or impugned and may be subject to prior unregistered agreements, transfers or claims. In addition, Africo may be unable to operate its properties as permitted or to enforce its rights with respect to its properties. Africo has taken reasonable steps to attempt to ensure that proper title to the Kalukundi Property held by Swanmines has been obtained and that all grants of mineral rights for its properties have been registered in the appropriate deeds offices. There is no guarantee that title to such mineral project and permits held by Swanmines will not be challenged or impugned. Despite the due diligence conducted by Africo, the records in the DRC are incomplete and there can be no assurance that Swanmines', and therefore Africo's, interest in such mineral project and permits will not be subject to challenge. There are risks associated with enforceability of various agreements made with entities controlled by the government of the DRC government, such as the Swanmines Agreement. In addition, although Africo BC has taken steps to verify legal title to the securities it holds directly in H&J and indirectly in Swanmines, there is no assurance that title to Africo BC's shareholdings in H&J or H&J's shareholdings in Swanmines may not be challenged or be subject to prior agreements or claims.

Africo requires licences and permits in order to access its mineral projects and anticipates that it will need the ready availability of water if its mineral projects become operational. Management believes that Africo's current surface rights and water rights are sufficient to carry on the activities of Africo's current work program. However, the need may arise for Africo to purchase or lease additional surface rights or obtain additional water rights in order to further explore and develop a particular mineral property, and its ability to further explore or develop such property may be dependent upon Africo's ability to secure such additional surface or water rights that may be required.

Competition

The mining industry is competitive in all of its phases. Africo will face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than Africo. As a result of this competition, Africo may be unable to maintain or acquire additional attractive mining properties on terms it considers acceptable or at all. Consequently, Africo's revenues, operations and financial condition could be materially adversely affected.

Foreign Investments and Operations

Mineral exploration and mining in certain countries may be affected in varying degrees by political stability and government regulations relating to the mining industry and foreign investment. There can be no assurance that the government of the DRC will not institute regulatory policies that adversely affect the exploration and development on the Kalukundi Property. Any changes in regulations or shifts in political conditions in these countries are beyond the control of Africo and may adversely affect its business. Investors should assess the political and regulatory risks related to Africo's foreign country investments. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety.

Currency Risks

A significant portion of Africo's operating expenses will be incurred in Congolese francs, United States dollars and other foreign currencies. From time to time, Africo may borrow funds and will incur capital expenditures that are denominated in foreign currency. In addition, any revenue generated from operations may be in United States dollars. Accordingly, foreign currency fluctuations may adversely affect Africo's financial position and operating results.

Dependence on Qualified Personnel

Africo's success will depend to a significant degree upon the contributions of qualified technical personnel and its ability to attract and retain highly skilled personnel in the DRC and elsewhere. Competition for such personnel in the mining industry is intense, and Africo may not be successful in attracting and retaining qualified personnel locally or in obtaining the necessary work permits to hire qualified expatriates. Its inability to do so in the future may seriously harm its business and results of operations. Additionally, Africo will depend on its key management for the operation of its day-to-day activities and personal connections and relationships of its key management are important to the conduct of its business. If Africo were to lose a member of its key management, its business and results of operations might be adversely affected.

Increased Labour Costs, Construction Costs and Availability of Mining Equipment

Wages and related labour and consulting costs account for a large portion of Africo's costs. Accordingly, Africo's costs may be materially affected by increases in wages and related labour and consulting costs. A number of the items that Africo requires for mine construction are currently in high demand due to the increased level of activity in the global mining industry. If Africo cannot identify and procure new equipment on a timely basis, or identify and purchase suitable used equipment, this may result in delays to the Kalukundi Project construction schedule and, therefore, may also delay the start-up of mining operations and/or increase estimated costs. The amount of capital costs associated with the development of a mining property is adversely impacted by escalations in the price of items related to construction, including steel, fuel, concrete and other construction consumables. Such price escalations are caused by numerous factors beyond Africo's control.

Conflicts of Interest

The directors and officers of Africo will not be devoting all of their time to the affairs of Africo. The directors and officers of Africo are directors and officers of other companies, some of which are in the same business as Africo. The directors and officers of Africo are required by law to act in the best interests of Africo. They have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to Africo may result in a breach of their obligations to the other companies and, in certain circumstances, this could expose Africo to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of Africo. Such conflicting legal obligations may expose Africo to liability to others and impair its ability to achieve its business objectives. The directors will manage their conflict by disclosing it to the Board of Africo and, if necessary, abstaining from voting in their respective capacities as directors of Africo, all pursuant to the provisions of the *Canada Business Corporations Act.*

Requirement for Permits and Licences and Obligations under the Swanmines Agreement

The operations of Africo will require licences, permits and in some cases renewals of existing licences and permits from various governmental authorities. Management believes that Africo currently holds or has applied for certain of the necessary licences and permits to carry on the activities that it is currently conducting under applicable laws and regulations in respect of its properties, and also believes that Africo is complying in all material respects with the terms of such licences and permits. However, Africo's ability to obtain, sustain or renew such licences and permits or obtain all other required licences or permits on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable governmental authorities.

Africo BC, by virtue of its shareholdings in H&J, is required to perform certain obligations under the Swanmines Agreement including the requirement to arrange financing and commence mine building and operations on the Kalukundi Project within certain time constraints. Failure to complete such obligations in a timely manner may lead to a forfeiture of H&J's interest in Swanmines and indirectly, in the Kalukundi Project.

Risk of Expropriation and Enforceability of Contracts with Government, Parastatal Organizations or Joint Venture Partners

It is possible that the current system of exploration and mine permitting in the DRC may change, resulting in expropriation of Africo's properties without adequate compensation. In addition, there is a possibility that Africo's agreements with governments, parastatal organizations or joint venture partners may be unenforceable against these parties. While the risk may appear remote at this time, this risk should not be discounted.

Future Mining Operations

There is no assurance that Africo will produce revenue, operate profitably or provide a return on investment in the future from mining operations.

Health Risks

HIV/AIDS, malaria and other diseases represent a serious threat to maintaining a skilled workforce in the mining industry throughout Africa. HIV/AIDS, malaria and other diseases are a major healthcare challenge faced by Africo's operations in the DRC. There can be no assurance that Africo will not lose members of its workforce or workforce man-hours or incur increased medical costs as a result of these high health risks, which may have a material adverse effect on Africo's operations.

Limited Business History

Africo has only recently commenced operations and has no history of any operating earnings. The likelihood of the success of Africo must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. There is no assurance that Africo can generate revenues, operate profitably, or provide a return on investment, or it will successfully implement its plans.

Fluctuation in Market Value of Africo's Common Shares

The market price of a publicly-traded stock is affected by many variables not directly related to the corporate performance of Africo, including the market in which it is traded, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares of Africo on The Toronto Stock Exchange in the future cannot be predicted.

ITEM 4 DIVIDENDS

Africo has not declared nor paid any dividends and does not foresee the declaration or payment of dividends in the near future. Any decision to pay dividends on its shares will be made by the Board of Directors on the basis of Africo's earnings, financial requirements and other conditions existing at such future time.

ITEM 5 DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

Africo is authorized to issue an unlimited number of common shares. The common shares rank equally as to dividends, voting powers and participation in assets upon dissolution or winding-up. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights attached to the common shares and no provisions for redemption, retraction, or purchase for cancellation, surrender, or sinking or purchase funds, or provision permitting or restricting the issuance of additional securities, or requiring a securityholder to contribute additional capital. As at December 31, 2006, 24,500,597 common shares of Africo were issued and outstanding.

Loan Capital

Africo does not have any debt obligations outstanding.

ITEM 6 MARKET FOR SECURITIES

6.1 Trading Price and Volume

Africo's common shares are listed on The Toronto Stock Exchange and trade under the symbol "ARL". The following table sets out the price ranges and volume traded on a monthly basis from the date of listing on December 15, 2006, through the financial year ended December 31, 2006, and for the months of January, February and March, 2007.

Month	Trading Price High	/ Low	Volume
December 15 to 31, 2006	$5.00	$3.96	547,902
January 2007	$3.85	$2.74	2,031,714
February 2007	$4.75	$3.01	1,457,253
March 2007	$3.95	$3.45	1,556,491

ITEM 7 ESCROWED SECURITIES

Africo does not have any escrowed securities.

ITEM 8 DIRECTORS AND OFFICERS

8.1 Name, Occupation and Security Holding

Director/Officer	Director or Officer Since	Principal occupation for the last five years
DAVID W. ADAMSON *Director* British Columbia, Canada	July 4, 2006	Exploration Geologist; President, CEO and a director of Rubicon Minerals Corporation, a Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits.

Director/Officer	Director or Officer Since	Principal occupation for the last five years
JOHN DIXON[(1)] *Director* Tanzania	July 4, 2006	President of Oryx Mining and Exploration, a Canadian company exploring for viable gold deposits in Africa (since July, 2006); Independent Geologist with Bastillion Resources (Pty) Ltd., an independent geological and mining consulting company specialising in Africa (1996 – 2006).
ANTONY (TONY) HARWOOD[(1)] *President, Chief Executive Officer & Director* England, United Kingdom	July 4, 2006	President and CEO of Africo (since May 31, 2006); Vice President, Placer Dome Inc., a publicly listed international gold mining company (June 1998 to March 2006).
LUKAS MARTHINUS (TINUS) MAREE *Director & Secretary* British Columbia, Canada	July 4, 2006	President, River Capital Partners Ltd., a private investment company (since January 2001); Director, River Group (since January 1998).
CHRIS THEODOROPOULOS *Director & Chairman of the Board* British Columbia, Canada	July 4, 2006	Associate Counsel, Getz Prince Wells LLP, a law firm in Vancouver (since November 2003); independent legal and business consultant (1996 to November 2003).
PETER W. TOMSETT[(1)] *Director* British Columbia, Canada	July 4, 2006	Consultant (January 2006 to present); an officer in various capacities (President and Chief Executive Officer from September 2004 to January 2006; Executive Vice-President, Asia Pacific and Africa from March 2004 to September 2004; Executive Vice-President, Asia Pacific from January 2001 to March 2004); and a director (September 2004 to January 2006) of Placer Dome Inc.
MICHAEL O'BRIEN *Chief Financial Officer*[(2)] British Columbia, Canada	See Note [(2)] below	Chief Financial Officer of Africo (March 2007 to present); acting Chief Financial Officer (December 2006 to March 2007); Consultant (August 2005 to February 2007); Chief Financial Officer and director of Irvin & Johnson Ltd (South Africa) (September 2005 to July 2006); Group Financial Manager of Irvin and Johnson Ltd (South Africa) (January 2003 to August 2005); Manager: Finance of Soekor Exploration and Production (Pty) Ltd (now part of PetroSA, South Africa)(August 1996 to September 2002).

(1) Member of the Audit Committee.

(2) Mr. O'Brien was appointed acting Chief Financial Officer on December 1, 2006 and was appointed Chief Financial Officer of Africo in March 2007.

Directors of the Corporation are elected at each annual meeting of shareholders for a term of one year, serving until the close of the next annual meeting, unless he resigns or otherwise vacates office before that time.

As of the date of this AIF, the directors and executive officers of the Corporation, as a group, owned, directly or indirectly, 281,141 common shares of the Corporation representing 1.1% of its outstanding common shares. Information as to ownership of shares has been provided by the directors and executive officers of Africo or has been extracted from insider reports filed by these individuals and publicly available through the Internet at the Canadian System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.

8.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed herein, none of the directors or executive officers of the Corporation, or any shareholder holding a sufficient number of securities of the Corporation to materially affect the control of the Corporation, is, as at the date of this AIF, or has been, within the ten years before the date of this AIF, a director or executive officer of any issuer, including the Corporation, that while that person was acting in such capacity:

(a) was the subject of a cease trade or similar order or an order that denied the relevant issuer access to any exemptions under securities legislation for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the relevant issuer access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Lukas Marthinus (Tinus) Maree was a director of Energem Resources Inc. from July 2005 until May 2006. On March 7, 2006, the British Columbia Securities Commission ordered that all trading by the insiders in the securities of Energem cease until Energem filed comparative financial statements for the fiscal year ended November 30, 2005, related Management Discussion and Analysis, and an AIF for the fiscal year ended November 30, 2005. This cease trade order was revoked by the British Columbia Securities Commission on May 31, 2006.

8.3 Conflicts of Interest

Certain directors and officers of the Corporation are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation and to disclose any interest which they may have in any property or opportunity of the Corporation. If a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict will disclose his or her interest and abstain from voting on such matter.

ITEM 9 PROMOTERS

Rubicon is the promoter of Africo within the meaning of applicable securities legislation, by virtue of having taken the initiative in founding Africo. Prior to the Plan of Arrangement described in "Item 3.8 – Narrative Description of the Business – Reorganization", Rubicon was the holder of approximately 39% of the outstanding shares of Africo BC. Upon completion of the Plan of Arrangement, Rubicon distributed its equity interest in Africo BC to its shareholders who acquired shares of Africo. As at the date of this AIF, Rubicon holds 42,749 common shares of Africo.

ITEM 10 AUDIT COMMITTEE

The purpose of the Audit Committee of Africo's Board of Directors is to provide assistance to the Board of Directors of Africo in fulfilling its legal and fiduciary obligations with respect to matters involving accounting, auditing, financial reporting, internal control and legal compliance functions of Africo. It is the objective of the Audit Committee to maintain communication among the Board of Directors of Africo, the external auditor and senior management of the Corporation.

10.1 The Audit Committee's Charter

The full text of the Charter of the Audit Committee, as adopted on July 7, 2006, is included as Schedule A to this AIF.

10.2 Composition of the Audit Committee

Antony Harwood, Peter Tomsett and John Dixon are members of the Audit Committee of Africo's Board of Directors. Messrs. Tomsett and Dixon are considered "independent" as that term is defined in applicable securities legislation, and all three of the Audit Committee members have the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Africo's financial statements.

10.3 Relevant Education and Experience

Antony Harwood

Dr. Harwood obtained his Bachelor of Science and PhD from Cardiff University in the United Kingdom. He was the managing director of Harwood International, a geological consulting company, from September 1993 to June 1998 and was a Vice-President of Placer Dome Inc., a publicly listed international gold mining company, from June 1998 to March 2006.

Peter Tomsett

Mr. Tomsett graduated with a Bachelor of Engineering (Honours) in Mining Engineering from the University of New South Wales, later attaining a Master of Science (Distinction) in Mineral Production Management from Imperial College, London. Mr. Tomsett was the President and Chief Executive Officer of Place Dome Inc. from September 2004 until its acquisition by Barrick Gold Corporation in January 2006.

John Dixon

John Dixon obtained a B.SC (Honours) in Geology and Applied Geology from the University of Natal in South Africa in 1987. He obtained his PhD from the University of Kwazulu-Natal in 2004. He is currently President of Oryx Mining and Exploration.

10.4 External Auditor Service Fees

Follows is a summary of the external auditor service fees relating to Africo's most recently completed financial year:

Audit Fees

As at the date of this AIF, PricewaterhouseCoopers LLC, Africo's external auditor, has billed Africo $54,342 for the audit of the fiscal year ended December 31, 2006.

Audit Related Fees

Our external auditor did not bill any fees in each of the last two fiscal years for assurance and related services that are reasonably related to the performance of the audit of Africo's financial statements and not included in the amount noted above under *Audit Fees*.

Tax Fees

For the fiscal year ended December 31, 2006, Africo paid its external auditor an aggregate $11,564 for professional services rendered pertaining to tax compliance, tax advice and tax planning.

All Other Fees

No fees were paid by Africo to its external auditor for the year ended December 31, 2006 for products and services provided by Africo's external auditor, other than services reported above.

ITEM 11 LEGAL PROCEEDINGS

Subsequent to its most recently completed year end, Africo BC was made aware that one of its former employees in the DRC, Mr. Alessandro Berardone, with whom Africo BC is in a labour dispute regarding the termination of his employment, had ex parte and without proper notice to Africo BC, obtained a default judgement against Africo BC for the payment of damages in the amount of US$3,000,400. Africo BC has initiated the appropriate legal steps to have the default judgement obtained by Mr. Berardone set aside. The case is scheduled to be heard in the Lubumbashi Court on April 5, 2007.

ITEM 12 INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Management is unaware of any material interest of any director or executive officer of the Corporation, or of any person that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than ten percent of any class or series of the Corporation's outstanding voting securities, or any associate or affiliate of any such persons, in any transaction within the three most recently completed financial years or during the current financial year of the Corporation that has materially affected or will materially affect the Corporation or any of its affiliates.

ITEM 13 TRANSFER AGENTS AND REGISTRARS

The Corporation's registrar and transfer agent for its common shares is Computershare Investor Services Inc. with offices at:

510 Burrard Street Vancouver, British Columbia V6C 3B9 Telephone: (604) 661-9400 Facsimile: (604) 661-9549	100 University Avenue, 11th Floor Toronto, Ontario M5J 2Y1 Telephone: (416) 263-9200 Facsimile: 1-888-453-0330

ITEM 14 MATERIAL CONTRACTS

The following are the material contracts that Africo or Africo BC are parties to, directly or indirectly, other than those entered into in the ordinary course of business, which have been entered into within Africo's most recently completed financial year, or before the most recently completed financial year but that are still in effect.

1. The Swanmines Agreement and the various amendments. See "Item 3.2 – Narrative Description of the Business – Material Contracts".

2. The H&J Agreement. See "Item 3.2 – Narrative Description of the Business – Material Contracts".

ITEM 15 INTERESTS OF EXPERTS

15.1 Names of Experts

The following persons have prepared or certified reports included in a filing made under National Instrument 51-102 – *Continuous Disclosure Obligations* during Africo's most recently completed financial year and whose profession or business gives authority to the report:

John Hearne, BEng., MBA, MAusIMM
Dr. Julian Verbeek, BSc (Honours), PhD (Geol.), MAusIMM.

15.2 Interests of Experts

Neither of Messrs. Hearne or Verbeek have any registered or beneficial interest, direct or indirect, in any securities or other properties of Africo, nor are they expected to be appointed or employed as directors, officers, or employees of Africo.

ITEM 16 ADDITIONAL INFORMATION

Additional information about Africo Resources Ltd. is available at the Corporation's website at www.africoresources.com and on SEDAR at www.sedar.com. Information about the Corporation, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in Schedule K to the Management Information Circular of Rubicon Minerals Corporation dated July 7, 2006, for the annual and special meeting of shareholders of Rubicon Minerals Corporation which was held on August 8, 2006.

Additional financial information about the Corporation is provided in the Corporation's audited consolidated financial statements for the fiscal year ended December 31, 2006, the notes thereto and the report of the Corporation's auditor thereon, as well as Management's Discussion and Analysis for the fiscal year then ended. Copies of these documents, together with copies of any interim financial statements of the Corporation for periods subsequent to the year ended December 31, 2006, copies of this AIF and copies of any documents or the pertinent pages of any documents incorporated by reference in this AIF, are available upon request to the Corporation's Chief Financial Officer at Suite 1540 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6, provided that the Corporation may require payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

SCHEDULE A

AUDIT COMMITTEE CHARTER

PURPOSE

The Audit Committee (the "Committee") is a committee of the board of directors (the "Board") of Africo Resources Ltd. formerly CopperCo Resource Corp. (the "Company") the primary function of which is to assist the Board in its oversight of the nature and scope of the annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures and financial reporting and statements and to recommend, for approval of the Board, or to approve, the audited financial statements, interim financial statements and any other releases containing financial information.

The primary objectives of the Committee are as follows:

(a) To assist directors meet their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Company and related matters.

(b) To oversee the work of the external auditors.

(c) To provide better communication between directors and external auditors.

(d) To enhance the external auditors' independence.

(e) To increase the credibility and objectivity of financial reports.

(f) To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and the external auditors.

RESPONSIBILITY OF MANAGEMENT AND EXTERNAL AUDITORS

The Committee's role is one of oversight. Management is responsible for preparing the Company's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles ("GAAP"). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The external auditors' responsibility is to audit the Company's financial statements and provide their opinion, based on their audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

MEMBERSHIP AND ORGANIZATION

(a) **Composition** - The Committee shall be comprised of not less than three independent members of the Board.

(b) **Independence** - None of the members of the Committee shall be members of management of the Company, and all of them shall be "unrelated directors" (as such term is used in the Report of the Toronto Stock Exchange on Corporate Governance in Canada) and "independent" (as such term is used in Multilateral Instrument 52-110 - Audit Committees ("MI 52-110").

(c) **Appointment and Removal of Committee Members** - Each member of the Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board or until the earlier of: (a) the close of the next annual meeting of the shareholders of the Company at which the member's term of office expires; (b) the death of the member; or (c) the resignation, disqualification or removal of the member from the Committee or from the Board. The Board may fill the vacancy in the membership of the Committee.

(d) **Financial Literacy** - All of the members of the Committee shall be "financially literate" within the meaning used in MI 52-110 or a member who is not financially literate must become so within a reasonable period of time following his or her appointment.

(e) **Chair** - At the time of the annual appointment of the members of the Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall be a member of the Committee, preside over all Committee meetings, coordinate the Committee's compliance with this Charter, work with management to develop the Committee's annual work plan and provide reports of the Committee to the Board. The Chair may vote on any matter requiring a vote. In the case of an equality of votes, the Chair shall be entitled to a second or casting vote. The Chair shall report to the Board, as required by applicable law or as deemed necessary by the Committee or as requested by the Board, on matters arising at Committee meetings and, where applicable, shall present the Committee's recommendation to the Board for its approval.

FUNCTIONS AND RESPONSIBILITIES

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board. In addition to these functions and responsibilities, the Committee shall perform the duties required of an audit committee by the British Columbia *Business Corporations Act*, by any requirements of stock exchanges on which the securities of the Company are listed, and all other applicable laws.

(a) **Oversee External Auditors** - The Committee shall oversee the work of the external auditors, including reviewing any significant disagreements between management and the external auditors in connection with the preparation of financial statements.

(b) **Internal Controls** - The Committee shall monitor the system of internal control. The Committee shall require management to implement and maintain appropriate systems of internal control in accordance with applicable laws, regulations and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Committee shall consider and review with management and the external auditors:

(1) the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company's internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management's conclusions.

(2) any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in the Company's periodic regulatory filings;

(3) any material issues raised by any inquiry or investigation by the Company's regulators;

(4) any related significant issues and recommendations of the external auditors together with management's responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

(c) **Review Financial Statements** - The Committee shall review the annual and interim financial statements of the Company and related management's discussion and analysis ("MD&A") prior to their approval. The process should include but not be limited to:

(1) reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years' financial statements;

(2) reviewing significant accruals, reserves or other estimates;

(3) reviewing any "related party" transactions, with related party having the meaning ascribed to it by Canadian securities regulations;

(4) reviewing accounting treatment of unusual or non-recurring transactions;

(5) ascertaining compliance with covenants under loan agreements;

(6) reviewing disclosure requirements for commitments and contingencies;

(7) reviewing unresolved differences between management and the external auditors;

(8) obtain explanations of significant variances with comparative reporting periods;

(9) reviewing any legal matters which could significantly impact the financial statements as reported on by the general counsel and meet with outside counsel whenever deemed appropriate; and

(10) reviewing audit response letters from the Company's legal counsel made under the Joint Policy Statement of the Canadian Bar Association and the Canadian Institute of Chartered Accountants.

(d) **Public Disclosure** - The Committee shall review the financial statements, MD&A, annual information forms ("AIF"), management information circulars and any prospectuses as well as all public disclosure containing audited or unaudited financial information (including, without limitation, any press releases disclosing earnings or financial results) before release and prior to Board approval.

(e) **Interim Financial Statements** - The Committee shall review the interim financial statements and disclosures, and obtain explanations from management as required. After completing its review of the interim financial statements, if advisable, the Committee shall, if so authorized by the Board, approve the interim financial statements and the related MD&A, or if not so authorized by the Board, then approve and recommend them for approval by the Board.

(f) **Hiring Policies** - The Committee shall review and approve the Company's hiring policies regarding the hiring of partners, employers and former partners and employees of the present and former external auditors of the Company. The Committee shall review candidates for the position of Chief Financial Officer of the Company and make recommendations to the Board with respect to the appointment of a Chief Financial Officer.

(g) **Appointment of External Auditors** - With respect to the appointment of external auditors by the Board, the Committee shall:

(1) recommend to the Board the appointment of the external auditors;

(2) recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors shall communicate directly to the Committee;

(3) on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Company to determine the auditors' independence;

(4) review the performance of the external auditors;

(5) when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

(6) review and approve in advance any non-audit services to be provided to the Company or its subsidiaries by the external auditors and consider the impact on the independence of such auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Committee may delegate to one or more members the authority to approve non–audit services, provided that the member report to the Committee at the next scheduled meeting such pre–approval and the member comply with such other procedures as may be established by the Committee from time to time.

(h) **Evaluation and Rotation of Lead Partner** - At least annually, the Committee shall review the qualifications and performance of the lead partners of the external auditors. The Committee shall obtain a report from the external auditors annually verifying that the lead partner of the external auditors has served in that capacity for no more than five fiscal years of the Company and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

(i) **Review with External Auditors** - Review with external auditors (and internal auditor if one is appointed by the Company) their assessment of the internal controls of the Company, their written reports containing recommendations for improvement, and management's response and follow-up to any identified weaknesses. The Committee shall also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Company and its subsidiaries.

(j) **Risk Policies and Procedures** - The Committee shall review risk management policies and procedures of the Company (e.g. hedging, litigation and insurance), regarding current areas of great financial risk and whether management is managing these effectively.

(k) **Treatment of Complaints/Submissions** - The Committee shall review and approve the establishment by management of procedures for the receipt, retention and treatment of complaints received by the Company from employees or others, regarding accounting, internal accounting controls, or auditing matters.

(l) **Investigations** - The Committee shall have the authority to investigate any financial activity of the Company. All employees of the Company are to cooperate as requested by the Committee.

(m) **Retain Experts** - The Committee may retain independent counsel, persons having special expertise and/or obtain independent professional advice to assist in filling their responsibilities at the expense of the Company without any further approval of the Board. The Committee has the authority to set, and have the Company, pay the compensation for any such persons engaged by the Committee.

(n) **Advising Board** - The Committee shall ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

(o) **Updates to Charter** - The Committee shall review and recommend to the Board any updates to the Audit Committee Charter. All changes to the Audit Committee Charter shall be approved by the Board.

EFFECTIVE DATE

This Policy will become effective on the date the Company becomes a public company as the result of a plan of arrangement under sections 288-299 of the *Business Corporations Act* (British Columbia) of Rubicon Minerals Corporation.

Approved and Adopted by the Board of the Company on July 7, 2006.

AFRICO RESOURCES LTD.

Management's Discussion & Analysis for the year ended

December 31, 2006

AFRICO RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Set out below is a review of the activities, results of operations and financial condition of Africo Resources Ltd. and its subsidiaries (referred to herein together as "the Company" or "Africo") for the year ended December 31, 2006 and should be read in conjunction with its audited financial statements for the year ended December 31, 2006. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. This review is prepared as at March 27, 2007. All dollar amounts, unless otherwise indicated, are in US Dollars.

The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Ontario, and Quebec in Canada and is listed on the TSX in Canada under the symbol ARL.

Additional information related to the Company, including the Company's most recent annual information form (once filed) is available on SEDAR at www.sedar.com.

OVERVIEW

Africo Resources Ltd. (Africo) is a development stage copper-cobalt company with an operational base in the Democratic Republic of the Congo (DRC) and with corporate offices in Vancouver, Canada. Africo is developing the high-grade Kalukundi copper cobalt deposit near Kolwezi in the DRC.

The Company was incorporated on July 4, 2006 with the name "CopperCo Resource Corp." (CopperCo), pursuant to the Canada Business Corporations Act, for the purpose of entering into the plan of arrangement described below.

CopperCo entered into an Arrangement Agreement with Rubicon Minerals Corporation (Rubicon), the company formerly known as Africo Resources Ltd. (Africo), and Paragon Minerals Corporation (Paragon), on July 6, 2006, the purpose of which was, inter-alia, to distribute Rubicon's investment in Africo to its shareholders as publicly traded shares of a newly created entity (CopperCo Resource Corp) in which Africo's shareholders, other than Rubicon, would also participate.

The Arrangement Agreement was given effect on December 8, 2006 on which date CopperCo changed its name to Africo Resources Ltd. The arrangement has been accounted for as a reverse takeover with the acquirer being identified as the company formerly known as Africo Resources Ltd. (renamed Africo Resources (B.C.) Ltd.), and accordingly, this commentary is based on financial statements that are a continuance of Africo Resources (B.C.) Ltd.'s financial statements.

The Company holds a 48% (2005 - 36%) interest in H&J Swanepoel Family Trust s.p.r.l. (H&J), which in turn holds the right to earn a 75% interest in the Kalukundi copper / cobalt project (the Kalukundi project) in the Democratic Republic of the Congo (DRC) through its 75% ownership of Swanmines s.p.r.l. (Swanmines). The Company can increase its interest in H&J to 100% subject to certain payment obligations which were made in March 2007 (Please see subsequent events section).

THE KALUKUNDI PROJECT

Feasibility Study

A feasibility study was carried out on behalf of the Swanmines Joint Venture which controls the Kalukundi deposit. Gecamines, the state mining company, is a 25% carried shareholder of Swanmines and as such has no obligation to contribute to expenditures incurred in respect of the project.

The scope of the feasibility study, including the delivery date and financing structure, was controlled by the terms of the Swanmines Joint Venture. This included a delivery date to Swanmines on or before May 18th, 2006 which has been met. The base case requires a minimum of 30% of capital to be raised as a shareholder loan by the 75% shareholder of Swanmines and the remainder through third party loans.

The independent feasibility study, dated May 15th, 2006, was prepared for Africo on behalf of Swanmines by MDM Engineering Ltd. of South Africa and included the following additional independent consultants:

- Mintek (Metallurgy)
- RSG Global Pty (Resource and Mining)
- MDM (Plant and Process)
- Knight Piesold (Geotechnical)
- Golders and Associates (Tailings)
- AMC Ltd. (Environmental).

The following summarizes the key assumptions and results of the study:

- Initial Life of Mine – 10 years
- Capital costs - $166.6 million
- Pre-stripping costs – $6.9 million
- IRR – 28.5%
- Project NPV – $162.9 million
- Profit Margin – 54.4%
- Copper revenue at $1.25 per pound - $452.7 million
- Cobalt revenue at $12 per pound - $1,018.1 million
- Cash per pound copper on a co-product basis - $0.64
- Cash cost per pound copper net of cobalt by-product credit – minus $1.17
- Total copper production - 164,296 tonnes
- Total cobalt production – 38,485 tonnes
- With copper revenue based on modeled copper price, cobalt price can decrease by 83% before break-even operating cost is reached
- Recoveries to metal (SX-EW) - 88% Copper 71% Cobalt
- Mine operating costs per tonne of ore mined - $56.02 (Mining, Plant and G&A).

The information below is derived from a Technical Report on the Kalukundi Property dated June 2006 written by John Hearne, BEng., MBA, MAusIMM, and Dr. Julian Verbeek, BSc (Honours), PhD (Geol.), MAusIMM, which is also summarized in a news release of the Company dated December 21, 2006:

"Mineral Reserves and Mineral Resources

The 43-101 compliant mineral reserve at Kalukundi is as follows:

Classification	Tonnes	Copper Grade %	Copper Tonnes	Cobalt Grade %	Cobalt Tonnes
Proven	6.6 million	2.44	160,268	0.69	45,119
Probable	1.3 million	2.02	25,773	0.69	8,867
Total	7.8 million	2.37	186,041	0.69	53,986

Note: Mineral reserves are part of Mineral Resources, quoted below.

The 43-101 compliant Mineral Resources at Kalukundi are as follows:

Classification	Tonnes	Copper Grade %	Copper Tonnes	Cobalt Grade %	Cobalt Tonnes
Measured to 150 m	9.65 million	2.45	236,625	0.61	59,031
Indicated to 150 m	2.46 million	2.31	56,856	0.61	15,088
Inferred to 200 m	15.02 million	2.63	395,044	0.58	87,120

Note: Mineral Resources include the above Mineral Reserves

The above resources and reserves are based upon 78 boreholes for a total of 9650 m drilled. An additional 30 boreholes were drilled by Africo which were not used in the resource evaluation, for geotechnical, condemnation and exploration purposes. An additional eight mineralized fragments within the concession area have received only preliminary investigation. At least two of these are considered to warrant immediate resource-directed drilling. The assay laboratory that conducted work for Africo is SGS Lakefield Laboratory in Johannesburg.

Mining

The project involves a conventional open pit selective mining exploitation method using a mining contractor. The Company will operate a multiple pit, multiple cut back method which will require timely pre-stripping and blending of ore to maintain continuity of feed.

Mining is currently modeled using a waste to ore stripping ratio of 4.02:1. Capital and mine operating costs estimates were developed by MDM Engineering Ltd. and RSG Global Pty., respectively. Capital costs of the process plant assume a lump sum, turnkey contract and include a contractors margin and average contingency of 7.6%. A shadow contractor mining cost model was developed by RSG Global to develop first principal costs estimates which provides a comparison against the current and future contract mining tender submissions."

Further Exploration

In our January 30, 2007 news release we announced further exploration results on two fragments additional to the four fragments comprising the Kalukundi ore reserve as identified in the Feasibility Study. Our news release indicated that:

"Detailed sampling of trenches and deep artisanal pits has outlined excellent cobalt values and also implies the presence of significant copper mineralization within the Kesho and Golf fragments, which will be followed up with diamond drilling. In addition, initial mapping of the Kinshasa fragment has outlined extensive surface copper mineralization which highlights the excellent potential to further expand resources at Kalukundi.

Highlights include:

- Eight trenches on the **Kesho** fragment which returned high average cobalt values over significant widths, with small residual amounts of copper due to surface leaching, including a single 40cm wide hangingwall zone with 12% copper and 0.20% cobalt.
- Comprehensive sampling of pits from the **Golf** fragment returned consistently high cobalt values of up to 7.09% (average 2.01%) with associated copper values.
- Initial mapping of the large **Kinshasa** fragment has also identified extensive copper showings and with further work this may develop into a significant drilling target."

Planned drilling program

Borehole core drilling
A program of 6000 metres of core drilling is planned and a contract was concluded with the drill contractor, Sondage Technique in 2006. Commencement of the program is scheduled for April 2007 and will include diamond drilling on the other fragments, in addition to the four fragments that currently comprise the Kalukundi ore reserve.

Hydrogeological drilling.
A part of the contract signed with Sondage Technique included specialized hydrogeological drilling for pit design purposes. This involves drilling of seven wide diameter holes (12" or 300mm) with perforated casing for high yield pump testing (840 metres), 5 monitoring holes (500 metres) and three potable water boreholes (300 metres). Specialized hydrogeological contractors from Knight Piesold are supervising this drilling programme, which is currently underway, on behalf of Africo.

The drilling and pump testing will define the water volumes and associated pressures in the vicinity of the proposed open pits. This will define the pumping requirements to reduce water levels and hence water pressure on the open pit slopes and enable the final pit slope angles to be evaluated and defined. Currently, without this information, shallower open pit slope angles have been defined in the feasibility study for safety purposes. Should results from the drilling lead to a re-evaluation of pit slopes by allowing steeper pit walls, this would have a positive impact by reducing the strip ratio and hence costs. The five monitoring holes form part of this evaluation program.

Development and outlook

The Company is working toward the development timetable as specified in the feasibility report but this will be dependent on the Company obtaining the requisite debt and equity financing. The Company is in the process of appointing advisors to assist with raising the capital required, which is anticipated to involve a mixture of debt and equity financing as per the assumptions in the feasibility study. A number of financial institutions have expressed initial interest in participating in the financing of the project, however, there can be no assurance that Africo will be able to complete successful financing arrangements.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond our control. Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies. Risk factors are more fully described in our Annual Information Form, on file at www.sedar.com.

SELECTED ANNUAL FINANCIAL INFORMATION

	2006	2005	2004
Interest and other income	$107,751	$3,034	nil
Net loss for the year	$2,703,974	$1,535,625	$71,271
Loss per share	$0.14	$0.09	$0.02
Current assets	$13,285,279	$2,686,242	$197,609
Mineral interests and other assets	$17,285,390	$11,995,134	$6,342,402
Total assets	$30,570,669	$14,681,376	$6,540,011
Current liabilities	$574,200	$437,810	$426,683
Long-term liabilities	nil	nil	nil
Future income tax liability	$1,868,892	$1,758,949	$1,302,283
Total liabilities	$2,443,092	$2,196,759	$1,782,966
Cash dividends declared	nil	nil	nil

RESULTS OF OPERATIONS

The Company successfully completed a feasibility study in respect of the Kalukundi property in the DRC and continued to fund operating costs in the DRC as operations transitioned into the development phase. The Company appointed a full-time Chief Executive during the year, and a Country Manager in the DRC to support both the transition in activity in the DRC, and its capital raising activity internationally. In addition, the Company completed a private placement of CDN$20,000,000 in gross proceeds and obtained a listing on The Toronto Stock Exchange ("TSX") as a result of the plan of arrangement described previously. This increase in activity is largely responsible for the increase in the net loss for the year to $2,703,974 from $1,535,625 in the prior year. Individual items contributing to this increase are as follows:

- General and administrative costs amounted to $1,284,459 (2005 - $371,852). The increase results from the appointment of a full time Chief Executive, additional consulting fees paid in connection with the completion of the plan of arrangement, financing, and listing costs in the current year, and from the general increase in activity during the year reflected in the increased cost of conference attendance, telephones and website expenditures.

- Professional fees of $411,329 (2005 – $128,059) were incurred consisting of: legal fees which accounted for the bulk of the increase as a result the increase in activity, the TSX listing of the Company, and accounting and audit fees which increased as a result of the increased scope of operations and the need for full time accounting assistance in our corporate head office toward the end of the year.

- Stock based compensation cost amounted to $563,370 (2005 - $401,575). The Company granted 1,295,000 options to officers, employees the fair value of which amounted to $728,277 of which $164,907 has been charged to mineral properties and the remaining $563,370 to income.

- Stock exchange, filing and transfer agent fees totaled $153,998 (2005 - $nil) and results from the listing of the Company on the TSX in December 2006.

- Travel costs amounted to $194,082 (2005 – $53,755). The increase results from the increased travel demands of both raising capital and transitioning the group into a development phase in the DRC.

- The Company had no mineral property write down in the period ($2005 - $683,403) and had no exploration activity other than in respect of the Kalukundi project.

- The net foreign exchange loss for the period amounted to $29,668 (2005 – gain, $168,821) and results mainly from translation differences arising due to the fact that some of the Company's transactions are conducted in Canadian Dollars and some cash is held in Canadian Dollars whereas the Company's functional currency is US Dollars.

- Interest and other income for 2006 was $107,751 (2005 $3,034) and is attributable to the increase in cash balances arising from the private placements in the current year.

- The loss on equity accounted investments was $174,819 in the period (2005 - $68,836) and can be attributed to the increase in activities in the DRC following the completion of the feasibility study and the appointment of a Country Manager and other personnel in the DRC.

ASSETS AND LIABILITIES

The CDN$20,000,000 private placement effected at the date of the plan of arrangement resulted in the increase in cash to $13,231,302 from $2,640,707 in the prior year. This has resulted in the Company being well placed to meet the initial working capital requirements of the phase I development program of the Kalukundi project, although, significant additional funding will be required to meet the project capital development costs of $166.6 million as discussed elsewhere in this report. In addition, further funds will be required for working capital and additional exploration and drilling costs.

Advances to Swanmines, the operating entity in the DRC, amounted to $3,434,402 in 2006 (2005 - $4,193,926) increasing loans receivable to $10,363,117 from $6,928,716 in the prior year. This, along with additional payments to secure the Company's interest in the property, and mineral property costs and associated taxes incurred directly by the Company, accounts for the increase in non-current assets to $17,285,390.

The future income tax liability results from the non deductibility in Canada for tax purposes of mineral property costs incurred directly by the Company in respect of the Kalukundi project.

FOURTH QUARTER REVIEW

	2006 Fourth Quarter
Interest income	$61,936
Net loss for the quarter	($1,088,365)
Loss per share	$0.05

Quarterly expenses in the fourth quarter of 2006 reflects the effect of stock options granted and includes bonuses paid to consultants for successful completion of the private placement and plan of arrangement. Interest revenue in the fourth quarter of 2006 results from increased cash balances arising from the private placement.

LIQUIDITY AND CAPITAL RESOURCES

The Company had net working capital of $12,711,079 at December 31, 2006 (2005 - $2,248,432). The increase in working capital is attributable to completion of a CDN$20,000,000 private placement.

The current working capital is expected to be sufficient to fund the Company's general and administrative expenses as currently budgeted for the next 12 months assuming limited preliminary development costs. As indicated above, the feasibility study for the Kalukundi project projects capital costs totaling $166.6 million. Taking into account the lead time to build the mine and potential working capital requirements at the start of production, the Company will need to raise approximately $200 million for capital costs, working capital, and additional mining and exploration activities in the short term to enable the Company to meet its development plans. Discussions with bankers and advisers are currently underway in this regard, however, there can be no assurance that the Company will be able to raise the capital required to meet its capital costs and working capital requirements.

The ability of the Company to obtaining financing for the project is dependent on economic fundamentals including commodity prices and interest rates remaining at levels that support the project economics contained in the feasibility study described previously.

The Company funds the operations of Swanmines in the DRC which has contractual commitments in respect of purchase obligations amounting to $3,374,190 all of which is due by the end of 2007.

SIGNIFICANT EQUITY INVESTMENTS

At December 31, 2006 the Company held a 48% interest in H&J Family Trust s.p.r.l. in the DRC.

Key financial information of H&J Family Trust s.p.r.l. (100%)

	2006
Net loss for the year	$(386,615)
Current assets	$258,261
Mineral interests and other assets	$10,647,169
Total assets	$10,905,430
Current liabilities	$12,081,402
Long-term liabilities	nil
Total liabilities	$12,081,402

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

The Company has entered into consulting arrangements with certain directors who provided assistance with the development of the Kalukundi project, the plan of arrangement, private placement, and listing of the Company.

Consulting fees paid to Directors, former Directors, and organizations having common Directors for services rendered to the Company totaled $881,698 (2005 - $274,706).

The total amounts owing to Directors, former Directors, and organizations having common Directors for consulting fees and directors fees amounted to $86,580 (2005 – $9,209) at the year end.

Rubicon Minerals Corp. received management fees amounting to $89,712 during 2006 (2005 - $62,138). The balance owing to Rubicon and included in accounts payable at December 31, 2006 amounted to $ nil (2005 - $17,536).

OUTSTANDING SHARE DATA

As at March 27, 2007 the Company had the following securities issued and outstanding:

- 24,987,211 common shares;
- 2,530,000 common share purchase options with a weighted average exercise price of $2.20 expiring at various dates until March 9, 2012;
- 2,688,980 share purchase warrants at an exercise price of $5.00 CDN expiring on May 23, 2008.

The Company also has the obligation under the plan of arrangement to issue 571,486 shares to pre-existing Rubicon option and warrant holders, all consideration in respect of which is payable to Rubicon.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Carrying value of deferred property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property's estimated fair value. Such events or changes in circumstances involve changes in political risk, economic risk, commodity prices, exchange rates, and interest rates among others.

Stock-based compensation

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions. The assumptions the Company makes will likely change from time to time. At the time the fair value is determined, the methodology the Company uses is based on historical information, as well as anticipated future events. The assumptions with the greatest impact on fair value are those for estimated stock volatility and for the expected life of the instrument.

CHANGES IN ACCOUNTING POLICIES

Comprehensive Income, Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530

Effective January 1, 2007, the Company will adopt new handbook Section 1530, which introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Equity, CICA Handbook Section 3251

Effective January 1, 2007, the Company will adopt new handbook Section 3251 which establishes standards for the presentation of equity and changes in equity during a reporting period as a result of the comprehensive income reporting requirements of new Section 1530.

Financial Instruments, CICA Handbook Section 3855

Effective January 1, 2007, the Company will adopt new handbook Section 3855 which prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.

None of the above new accounting standards are expected to have a significant impact on the Company's results or financial position.

CONTROLS AND PROCEDURES

Disclosure controls and procedure as designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuer's Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

SUBSEQUENT EVENTS

Subsequent to the year-end, the funds of $1,250,000 held on behalf of the Company by its lawyers in respect of the acquisition of remaining shares in H&J were distributed to the sellers of the shares. At the date of these financial statements, the Company's lawyers in the DRC were in the process of formalizing the transfer in accordance with DRC legal requirements.

FORWARD LOOKING STATEMENTS

The Company's annual financial statements for the years ended December 31, 2006 and December 31, 2005 and this accompanying MD&A contain certain statements that may be deemed "forward-looking statements". All statements in this document, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "interprets" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation, liquidity and effects of accounting policy changes. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Africo and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Africo's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

AFRICO RESOURCES LTD.

By: *"Antony Harwood"*
PRESIDENT, CEO AND DIRECTOR

March 27, 2007

AFRICO RESOURCES LTD.
(Formerly Copperco Resource Corp.)

Consolidated Financial Statements
(Stated in US Dollars)

December 31, 2006

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Africo Resources Ltd. and its subsidiaries are the responsibility of management and have been approved by the Board of Directors. The financial statements include some amounts that are based on management's best estimates, which have been made using careful judgment.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

In fulfilling their responsibilities, management of the Company and its subsidiaries has developed and continues to maintain systems of internal accounting controls that are appropriate in the circumstances. Although no cost effective system of internal controls will prevent or detect all errors and irregularities, these systems are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, transactions are properly recorded and the financial records are reliable for preparing the financial statements.

The Board of Directors carries out its responsibility for the financial statements principally through its audit committee, comprising management and outside directors. The audit committee reviews the Company's annual consolidated financial statements and recommends their approval to the Board of Directors. The Company's auditors have full access to the audit committee, with and without management being present.

These financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, and their report follows.

"Antony Harwood"

Antony Harwood
President and Chief Executive Officer
March 27, 2007

"Michael O'Brien"

Michael O'Brien
Chief Financial Officer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Independent Auditors' Report

To the Shareholders of Africo Resources Ltd.

We have audited the consolidated balance sheets of Africo Resources Ltd. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia, Canada
March 27, 2007

AFRICO RESOURCES LTD.
Consolidated Balance Sheet
(Stated in US Dollars)

	December 31, 2006	December 31, 2005
ASSETS		
Current		
Cash and cash equivalents	$ 13,231,302	$ 2,640,707
Accounts receivable	53,977	45,535
Total Current Assets	13,285,279	2,686,242
Equity investment (note 4)	998,757	669,046
Loans receivable (note 5)	10,363,117	6,928,716
Other assets (note 6)	1,251,293	-
Mineral properties (note 7)	4,672,223	4,397,372
Total Assets	$ 30,570,669	$ 14,681,376
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 574,200	$ 437,810
Total current liabilities	574,200	437,810
Future income tax liability (note 9)	1,868,892	1,758,949
Total Liabilities	2,443,092	2,196,759
Shareholders' equity		
Common Shares (note 8)	29,782,986	13,307,184
Contributed Surplus (note 8)	1,686,342	784,329
Warrants (note 8)	1,163,255	-
Deficit	(4,505,006)	(1,606,896)
Total Shareholders' Equity	28,127,577	12,484,617
Total Liabilities and Shareholders' Equity	$ 30,570,669	$ 14,681,376

See accompanying notes to the consolidated financial statements

Nature of operations (note 1)

Contingent liability (note 10)

Subsequent events (note12)

Approved by the Board of Directors:

"David Adamson"
David Adamson
Director

"Chris Theodoropoulos"
Chris Theodoropoulos
Director

AFRICO RESOURCES LTD.

Consolidated Statements of Operations and Deficit
(Stated in US Dollars)

	Year ended December 31, 2006	Year ended December 31, 2005
Expenses		
General and administrative costs	1,284,459	371,852
Professional fees	411,329	128,059
Stock based compensation (Note 8)	563,370	401,575
Stock exchange, filing and transfer agents fees	153,998	-
Travel	194,082	53,755
Loss before other items:	(2,607,238)	(955,241)
Write-down of mineral properties	-	(683,403)
Foreign exchange (loss)/gain	(29,668)	168,821
Interest and other income	107,751	3,034
Loss on equity accounted investment (note 4)	(174,819)	(68,836)
Loss for the year	$ (2,703,974)	$ (1,535,625)

Deficit, beginning of year	$ (1,606,896)	$ (71,271)
Loss for the year	(2,703,974)	(1,535,625)
Plan of arrangement costs (note 1)	(194,136)	-
Deficit, end of year	$ (4,505,006)	$ (1,606,896)

Basic and diluted loss per common share	$ (0.14)	$ (0.09)
Weighted average number of common shares outstanding	19,099,764	16,506,017

See accompanying notes to the consolidated financial statements

AFRICO RESOURCES LTD.

Consolidated Statement of Cash Flows
(Stated in US Dollars)

	Year ended December 31, 2006	Year ended December 31, 2005
Operating Activities		
Net loss for the year	$ (2,703,974)	$ (1,535,625)
Adjustment for items which do not involve cash:		
Stock based compensation	563,370	401,575
Loss on equity accounted investment	174,819	68,836
Unrealised foreign exchange loss (gain)	138,988	(95,298)
Write-off of mineral properties	-	683,403
Expenses settled by issuance of shares and warrants	269,815	-
	(1,556,982)	(477,109)
Changes in non-cash working capital components:		
Accounts receivable	(8,442)	8,667
Accounts payable and accrued liabilities	136,391	(171,251)
Notes payable	-	(40,917)
Cash used in operating activities	(1,429,033)	(680,610)
Investing Activities		
Loans receivable	(3,434,403)	(4,193,926)
Funds held in trust (note 6)	(1,250,000)	-
Acquisition of additional interest in equity investment	(504,530)	(250,000)
Deferred mineral property costs	-	(653,883)
Other assets acquired	(1,293)	-
Cash used in investing activities	(5,190,226)	(5,097,809)
Financing Activities		
Common shares and warrants issued for cash – net of share issue expenses	16,200,185	8,180,421
Promissory notes issued	1,950,004	-
Promissory notes repaid	(607,211)	-
Plan of arrangement costs	(194,136)	-
Cash provided by financing activities	17,348,842	8,180,421
Net increase in cash and cash equivalents during the year	10,729,583	2,402,002
Cash and cash equivalents, beginning of year	2,640,707	143,407
Foreign currency losses (gains) included in cash at year end	(138,988)	95,298
Cash and cash equivalents, end of year	$ 13,231,302	$ 2,640,707

See supplemental cash flow information (note 11)

(Stated in US Dollars)

1. NATURE OF OPERATIONS AND PLAN OF ARRANGEMENT

Nature of operations

Africo Resources Ltd ("the Company") is a mineral resource company engaged in exploring, acquiring and developing precious metal and base metal properties. The Company holds a 48% (2005 - 36%) interest in H&J Swanepoel Family Trust s.p.r.l. ("H&J"), which in turn holds the right to earn a 75% interest in the Kalukundi copper / cobalt project ("the Kalukundi project") in the Democratic Republic of the Congo (DRC) through its 75% ownership of Swanmines s.p.r.l. ("Swanmines"). The Company can increase its interest in H&J to 100% subject to certain obligations described in note 4 below.

The recoverability of the cost of mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the project, and future profitable production, or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material reduction in the carrying amounts of loans receivable, investments and mineral properties.

The mineral properties are also subject to title and sovereign risks, including political and economic instability, government regulations relating to mining, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities or may result in the impairment or loss of part or all of the Company's interest in the properties.

Plan of arrangement

CopperCo Resource Corp. ("CopperCo") was incorporated on July 4, 2006, pursuant to the Canada Business Corporations Act, for the purpose of entering into the plan of arrangement described below.

CopperCo entered into an arrangement agreement with Rubicon Minerals Corporation ("Rubicon"), the private company formerly known as Africo Resources Ltd. ("Africo"), and Paragon Minerals Corporation ("Paragon"), on July 6, 2006, the purpose of which was, inter-alia, to distribute Rubicon's investment in Africo to its shareholders as publicly traded shares of a newly created entity (CopperCo) in which Africo's shareholders, other than Rubicon, would also participate.

The arrangement agreement was given effect on December 8, 2006. On that date, CopperCo acquired all of the 19.6 million issued and outstanding common shares of Africo Resources Ltd in exchange for 19.6 million common shares of CopperCo. The purchase by CopperCo of 100% of the outstanding common shares of Africo Resources Ltd. resulted in the former shareholders of the private company owning 100% of the shares of CopperCo (before the issuance of additional common shares in the private placement component of the plan of arrangement). The substance of the transaction was a capital transaction and it accordingly has been accounted for as a reverse takeover whereby Africo Resources Ltd. (renamed Africo Resources (B.C.) Ltd.) is identified as the acquirer for accounting purposes. The comparative figures that are presented in the consolidated financial statements after the reverse takeover are those of Africo Resources (B.C.) Ltd. In accordance with reverse takeover accounting, the consolidated balance sheet is a continuation of Africo Resources (B.C.) Ltd. The capital structure reflects that of CopperCo and the stated value of the share capital is that of Africo Resources (B.C.) Ltd. After the acquisition, CopperCo changed its name to Africo Resources Ltd.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

The consolidated financial statements are prepared in accordance with generally accepted accounting principles accepted in Canada. A summary of the significant accounting policies of the Company is set out below.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its 100% owned subsidiary, Seven Seasons Trading 146 (Pty) Ltd, a South African company which provided operating services to the group and which is now dormant. All significant inter-company balances and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Key estimates relate to the recoverability of loans receivable, equity investment, assessment of impairment, mineral property carrying values and future income taxes. Actual results could differ from those estimates.

Foreign Currency Translation

The functional currency of the Company is US dollar. The Company has limited exposure to fluctuations between the US dollar and other currencies because the majority of its transactions are denominated in US dollars.

The Company follows the temporal method of accounting for the translation of the financial position and results of integrated foreign subsidiaries. Under this method monetary assets and liabilities are translated into US dollars at the exchange rate in effect at balance sheet date; non-monetary assets and liabilities are recorded at historical rates; and revenues and expenses are translated at approximate exchange rates prevailing on the dates of the respective transactions, except for amortization which is recorded at historical rates. Gains or losses on translation are included in the consolidated statement of operations.

Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term notes and bank deposits with an original maturity of three months or less.

Investment

The Company's investment in H&J Swanepoel Family Trust s.p.r.l is accounted for using the equity method as the Company is considered to exert significant influence over H&J. Under this method the investment is initially recorded at cost and the carrying value is adjusted to reflect the Company's pro rata share of earnings or losses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Mineral Property Expenditures

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined or until the property is sold, abandoned or impaired. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of production method.

The Company reviews the carrying value of mineral properties and deferred exploration costs when there are events or changes in circumstances that may indicate impairment. Where estimates of future cash flows are available, an impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value of properties are recorded to the extent the net book value of the property exceeds the discounted value of future cash flows. Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered and provides for impairment if so indicated.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

Asset Retirement Obligations

Asset retirement obligations are recognized when a legal or constructive obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted up to its expected settlement value through periodic charges to earnings.

Share Capital

Common shares issued for non-monetary consideration are recorded at management's estimate of fair market value.

Income Taxes

The Company accounts for tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no future income tax asset is recognized. The Company has taken a valuation allowance against all such potential tax assets.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments. Loans receivable are discussed in note 5.

(Stated in US Dollars)

Stock-based Compensation

The Company accounts for its stock-based compensation plans in accordance with the recommendations of CICA Accounting Handbook Section 3870, *"Stock-Based Compensation and Other Stock-Based Payments"*, which requires the fair value based method of accounting for all stock-based compensation earned during the year. Under this method, the fair value of options granted to employees is estimated on the date of grant and is recognized as compensation expense over the vesting period of the options. Consideration paid on exercise of stock options is credited to share capital.

Basic and diluted earnings per share

Earnings per share is calculated using the weighted average number of paid common shares outstanding. The calculation of diluted earnings per share assumes that outstanding options and warrants are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the shares for the period. Stock options and warrants are included in the calculation of diluted per share amounts only to the extent that the average market price of the common shares during the year exceeds the exercise price of the options or warrants. During years when the Company generates a loss, the potential shares to be issued from the assumed exercise of options and warrants are not included in the computation of diluted per share amounts since the result would be anti-dilutive.

3. RELATED PARTY TRANSACTIONS

Consulting fees relating to legal, financial, investor relations and other corporate matters, and salaries paid to Directors, former Directors, and organizations having common Directors totalled $881,698 (2005 - $274,706).

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration agreed to by the related parties.

The total amounts owing to Directors, former Directors, and organizations having common Directors for consulting fees and directors fees amounted to $86,580 (2005 – $9,209) at the year end.

A shareholder, Rubicon received management fees amounting to $89,712 (2005 - $62,138). The balance owing to Rubicon and included in accounts payable at the year-end amounted to $ nil (2005 - $17,536).

Other related party transactions are disclosed elsewhere in these financial statements.

(Stated in US Dollars)

4. EQUITY INVESTMENT

At the December 31, 2006 end the Company held a 48% (2005 – 36%) interest in H&J Swanepoel Family Trust s.p.r.l. (H&J).

H&J Swanepoel Family Trust s.p.r.l.

	2006	2005
Balance at start of year	$ 669,046	$ 487,882
Acquisition of additional interest during the year	504,530	250,000
Equity losses for the year	(174,819)	(68,836)
Balance at end of year	$ 998,757	$ 669,046

During the year ended December 31, 2006, the Company paid $250,000 to increase its ownership from 36% to 48% of H&J. In addition the Company paid an amount of $254,530 under the terms of an agreement reached with the original owner of the Kalukindi project in settlement of a dispute.

H&J holds the right to earn a 75% interest in the Kalukundi project through its 75% ownership of Swanmines. The remaining interest in Swanmines is held by Gecamines, which is the government controlled mining entity in the DRC.

The acquisition of the Company's 36% interest was made in prior years through a series of staged cash payments totalling $775,000, of which $250,000 was paid in 2005.

The Company can increase its holding in H&J to 100% by making a payment to the remaining shareholders of $1,250,000 by May 2007, subject to completion by the Company of a feasibility study, which is required in fulfillment of H&J's obligations under Swanmines' exploration license. The feasibility study was completed in May 2006 (see notes 6 and 12).

The Company has also advanced funds to Swanmines (see note 5) to enable it to complete the feasibility study. The cost of the feasibility study has been deferred in the books of Swanmines as Mineral Property Expenditures. In addition the Company has deferred costs directly incurred in respect of the Kalukindi project (see note 7).

(Stated in US Dollars)

5. LOANS RECEIVABLE

Loans receivable comprise of a loan to Swanmines to fund operating expenses and the feasibility study in respect of the Kalukundi project (see note 7). The loan is without interest or fixed terms of repayment and recoverability of this loan is dependent on the viability of the Kalukundi project.

6. OTHER ASSETS

Other assets comprise mainly an advance payment of $1,250,000 made in respect of the acquisition of the remaining 52% of the shares of H&J. These funds were held in trust by the Company's lawyers at the year-end, awaiting disbursement to the sellers.

7. MINERAL PROPERTIES

For the Year ended 31 December 2006		Kalukundi (Congo)
Balance beginning of year	$	4,397,372
Exploration costs		
Stock based compensation (note 8)		164,907
Future income tax component		109,944
Total costs incurred during the year		274,851
Balance 31 December 2006	$	4,672,223

For the Year ended 31 December 2005	Kamasani (Congo)	Kalukundi (Congo)		Total
Balance beginning of year	-	3,255,707	$	3,255,707
Acquisition costs and option payments	502,909	302,245		805,154
Exploration costs				
Feasibility Study Costs	150,974	-		150,974
Consulting fees	29,520	-		29,520
Stock based compensation (note 8)	-	382,754		382,754
Future income tax component	-	456,666		456,666
Total costs incurred during the year	683,403	1,141,665		1,825,068
Property write-offs	(683,403)	-		(683,403)
Balance 31 December 2005	-	4,397,372	$	4,397,372

(Stated in US Dollars)

7. MINERAL PROPERTIES *(continued)*

The Company's significant mineral properties are as follows:

Kalukundi

During the year ended December 31, 2004 the Company issued 5,033,585 shares with a fair value of $1,953,424 in consideration for services rendered in introducing, among other things, the H&J transaction to the Company.

During 2005 the Company issued an additional 200,000 shares with a fair value of $302,245 to a former Director in respect of services rendered that resulted in the Company securing greater rights in the project than had originally been anticipated.

In addition to the services provided in introducing the Company to the H&J transaction, the consideration paid above also entitled the Company to the following:

i) A 100% interest in the Mporokoso gold project in Zambia together with the exclusive right and option to purchase up to an undivided 100% interest in three additional exploration license applications, all of which are subject to existing joint venture agreements between Placer Dome and an entity controlled by the seller.

ii) A 100% interest in the exclusive prospecting order covering the Snake's Head PGE project in Zimbabwe.

iii) A 100% interest in the mining claims covering the Electra gold project in Zimbabwe.

iv) A 100% interest in three exclusive prospecting orders related to gold projects in Northern Zimbabwe.

No portion of the acquisition costs was allocated to these additional properties as they were considered to have unproven value at the time of acquisition. The properties described in ii), iii), and iv) above were relinquished during 2006.

Kamasani

In 2005 the Company entered into a due diligence-option agreement with La Congolaises des mines et de developpement s.p.r.l. (COMIDE) to form a joint venture to explore for, and exploit viable deposits of copper and cobalt and other base or precious metals and minerals on the Kamasani Properties.

By December 31, 2005 the Company had not been able to establish matters in respect of title, and all costs associated with this property of $683,403 were written off.

(Stated in US Dollars)

7. MINERAL PROPERTIES *(continued)*

Royalties

The Company's mineral properties are subject to the following royalties:

In respect of the Kalukundi project, Swanmines is subject to a royalty of 2.5% of gross revenues, payable to Gecamines. A further Net Smelter Returns royalty of 2% is payable to the Government under the terms of the Mining Code of the DRC.

In respect all of the properties acquired as part of the H&J transaction:

- A 0.5% Net Smelter Returns royalty is payable to Resource Marketing Services Ltd (RMS) which may be payable in shares of the Company.
- A 0.5% Net Smelter Returns royalty is payable to Rubicon, or a right of first refusal on any interests in the above properties, rights, assets, and opportunities which the Company wishes to sell.

8. EQUITY

Common Shares

Authorised:

Unlimited common shares without par value

Issued:	Number of Shares	Amount
Balance, December 31, 2004	12,580,756	$ 4,882,316
Private placements	6,778,383	8,231,622
For mineral properties (note 6)	200,000	302,245
Share issuance costs	-	(108,999)
Balance, December 31, 2005	19,559,139	13,307,184
Shares reserved for issuance under the plan of arrangement	(642,973)	-
Private placement	5,000,000	16,222,530
Promissory notes converted to shares	456,471	1,342,793
Directors' loans settled in shares	77,960	252,941
Stock options exercised	50,000	32,445
Transfer of contributed surplus on exercise of stock options	-	36,506
Share issuance costs	-	(1,411,413)
Balance, December 31, 2006	24,500,597	$ 29,782,986

(Stated in US Dollars)

8. SHARE CAPITAL, *(continued)*

CopperCo entered into a plan of arrangement as described in note 1 above. In terms of the plan of arrangement CopperCo would acquire 100% of the issued share capital of Africo and would issue 18,916,166 of its own shares as consideration.

Under the plan of arrangement, which was completed on December 8, 2006:

(i) 7,747,101 shares were made available to be distributed to shareholders of Rubicon as consideration for the purchase of shares held by Rubicon. These have been recorded at the book value of these shares as reflected in the books of Africo. Of the 7,747,101 shares, 642,973 shares were held back for issuance to preexisting Rubicon option and warrant holders who, after the plan of arrangement, hold equivalent options and warrants in Copperco. Under the terms of the plan of arrangement, funds received in respect of the exercise of these warrants and options are payable to Rubicon.

(ii) CopperCo completed a brokered private placement of 5,000,0000 subscription receipts, which were issued at a price of CDN$4.00 ($3.46) per subscription receipt. The subscription receipts were converted into units of Africo pursuant to the arrangement, each unit consisting of one common share and one half of one warrant, each whole warrant entitling the holder to acquire an additional common share at a price of CDN $5.00 per share on or before May 23, 2008. The fair value of the warrants was determined using the Black-Scholes pricing method and the total fair value of the warrants of $1,081,492 was transferred to the warrants account.

(iii) The placing agents were entitled to a cash commission of 6% of aggregate gross proceeds and were issued, for no additional consideration, 300,000 compensation options, with each option entitling the holders to acquire units of CopperCo at a price of CDN$4.00 per unit until 18 months from the date of issue, each unit consisting of one common share and one half of one warrant exercisable at CDN$5.00 until May 23, 2008. The options and warrants were valued using the Black- Scholes method and the total fair value of these options and warrants of $275,133 was recorded as share issuance costs. For the purposes of presentation the Company has divided the 300,000 compensation options into its component parts being options to obtain 300,000 commons shares and 150,000 warrants.

(iv) 11,812,038 shares were issued to the shareholders of Africo, other than Rubicon, as consideration for the purchase of their shares in Africo. These were recorded at the book value of the shares as recorded in Africo.

During the year the Company issued convertible promissory notes to various parties. CDN$700,000 ($607,211) were repaid in cash. Holders of Convertible Promissory notes in the amount of CDN$1,552,000 ($1,342,793) converted the notes into shares of CopperCo. A total of 456,471 shares were issued at CDN$3.40 ($2.94) per share in settlement of these notes.

Loans owing to two directors of the Company in respect of unpaid salaries, consulting fees and expenses were converted into units of CopperCo. 77,960 units were issued at CDN$4.00 ($3.46) per unit, with each unit consisting of one common share and one-half of one warrant, each whole warrant entitling the holder to acquire an additional common share at CDN$5.00 per share (subject to adjustment) until May 23, 2008 in settlement of the loan accounts. The fair value of the warrants was determined using the Black-Scholes pricing method and the total value of the warrants of $16,873, based on a value of CDN$0.50 ($0.43) per full warrant, was transferred to the warrants account. The total value assigned to the shares amounted to $252,941.

(Stated in US Dollars)

8. SHARE CAPITAL, *(continued)*

Contributed Surplus

	Year ended December 31, 2006	Year ended December 31, 2005
Outstanding at beginning of year	$ 784,329	$ -
Options issued under stock based compensation plan at fair value	728,277	784,329
Placement agent compensation options issued at fair value	210,243	-
Options exercised at fair value at date of issue	(36,507)	-
Outstanding at end of year	1,686,342	$ 784,329

Options outstanding

During the year the Company adopted an incentive plan in which common shares totalling up to 20% of the issued shares of the Company have been made available for the Company to grant incentive stock options to certain directors, officers, employees and consultants of the Company. The Company has assumed Africo's obligations in respect of its stock options granted prior to the plan of arrangement.

A summary of changes to incentive stock options issued during the period are as follows:

Options

	Number of shares	Weighted-average exercise price
Year ended December 31, 2005		
Outstanding at beginning of year	-	-
Granted	1,225,000	CAD$ 0.87
Outstanding and exercisable at end of year	1,225,000	CAD$ 0.87
Year ended December 31, 2006		
Outstanding at beginning of year	1,225,000	CAD$ 0.87
Granted	1,295,000	CAD$ 2.54
Exercised	(50,000)	CAD$ 0.75
Outstanding and exercisable at end of year	2,470,000	CAD$ 1.75

(Stated in US Dollars)

8. SHARE CAPITAL, *(continued)*

Incentive stock options outstanding and exercisable at December 31, 2006 were as follows:

Number outstanding	Weighted average remaining contractual life (years)	Exercise price
975,000	3.2	CAD$ 0.75
200,000	3.4	CAD$ 1.50
325,000	3.9	CAD$ 1.75
770,000	4.2	CAD$ 2.50
200,000	4.9	CAD$ 4.00
2,470,000	3.8	CAD$ 1.75

During 2006, prior to the plan of arrangement, the Company granted 1,295,000 stock options, at exercise prices of CAD$1.75, CAD$2.50 and CAD$4.00 per share, to officers and employees. These options had terms ranging from 4.5 to 5 years. Stock based compensation expense of $563,370 has been recorded in operations and $164,907 has been recorded in mineral properties in respect of the stock options granted. The total amount credited to contributed surplus during the period in respect of stock options awarded amounted to $728,277. The options all vested immediately.

The stock based compensation expense for the year was estimated using the Black-Scholes option-pricing model. Assumptions used in the pricing model are as follows:

Dividend Yield	:	0%
Average risk free interest rate	:	4.0 - 4.3%
Expected volatility	:	0%
Expected life of option	:	4.5 - 5 years

All options were granted by Africo Resources (B.C.) Ltd. when it was a private company, prior to the plan of arrangement becoming effective. Accordingly, volatility of 0% was used when calculating the value of options granted.

Placing Agent Compensation Options

The expense in respect of the placing agent compensation options included in share issuance costs was estimated using the Black-Scholes option-pricing model. Assumptions used in the pricing model are as follows:

Dividend Yield	:	0%
Average risk free interest rate	:	4.0%
Expected volatility	:	45%
Expected life of option	:	1.5 years

(Stated in US Dollars)

8. SHARE CAPITAL, *(continued)*

Warrants

A summary of changes to warrants during the 2006 are as follows:

	Number of warrants	Weighted-average exercise price		Amount
Outstanding at beginning of year	-		-	$ -
Granted:				
Private placement	2,500,000	CAD$	5.00	1,081,492
Director loans converted to shares and warrants	38,980	CAD$	5.00	16,873
Placing agent compensation warrants issued	150,000	CAD$	5.00	64,890
Outstanding at end of year	2,688,980	CAD$	5.00	$ 1,163,255

The warrants were valued using the Black-Scholes option-pricing model. Assumptions used in the pricing model are as follows:

Dividend Yield	:	0%
Average risk free interest rate	:	3.96%
Expected volatility	:	45%
Expected life of warrant	:	1.5 years

All outstanding warrants expire on May 23, 2008.

9. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Year ended December 31, 2006	Year ended December 31, 2005
Statutory rate	34.12%	34.87%
Income tax recovery computed at statutory rate	$ (922,595)	$ (535,472)
Non-deductible expenses for tax purposes	450,411	156,725
Foreign income subject to different tax rates	1,635	438
Other	(367,050)	31,934
Change in valuation allowance	837,599	346,375
Income tax expense	$ -	$ -

(Stated in US Dollars)

9. INCOME TAXES, *(continued)*

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of the future income tax assets and liabilities are as follows:

	Year ended December 31, 2006	Year ended December 31, 2005
Future income tax assets		
Tax losses	$ 414,517	$ 112,917
Other temporary differences	817,989	281,989
Less valuation allowance	(1,232,506)	(394,906)
Net future income tax assets	-	-
Future income tax liabilities		
Mineral properties	(1,868,892)	(1,758,949)
Net future income tax liabilities	$ (1,868,892)	$(1,758,949)

At December 31, 2006, the Company had non-capital losses of approximately $1,382,791 (2005 - $332,999) available to reduce future taxable income. Of this amount, $1,337,151 (2005 - $319,423) will expire in periods ranging from eight to twenty years. In addition the Company has approximately $700,958 of resource and other tax pools available to offset future income.

10. CONTINGENT LIABILITY

A former employee in the DRC , Mr. Alessandro Berardone, with whom the Company is in a labour dispute regarding the termination of his employment, has ex parte and without proper notice to the Company, obtained a default judgement against the Company for the payment of damages in the amount of $3,000,400.

Based on legal advice received from senior counsel in the Democratic Republic of the Congo, the Company believes that the judgement obtained is frivolous, illegal and unenforceable and should be set aside. Accordingly, the Company has initiated the appropriate legal steps to have the default judgement obtained by Mr. Berardone set aside and has made not made provision for any expense in this regard.

(Stated in US Dollars)

11. SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

	Year ended December 31, 2006	Year ended December 31, 2005
Directors' loans settled in shares	$ 269,815	$ -
Placing agents compensation warrants and options	275,133	-
Promissory notes converted to shares	1,342,793	-
Common shares issued for mineral properties	-	302,245
	$ 1,887,741	$ 302,245

12. SUBSEQUENT EVENTS

Subsequent to the year-end, the funds held on behalf of the Company by its lawyers in respect of the acquisition of remaining shares in H&J were distributed to the sellers of the shares. At the date of these financial statements, the Company's lawyers in the DRC were in the process of formalizing the transfer in accordance with DRC legal requirements.

END